Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 7, 2004

TECHNIP

(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: May 7, 2004
	By:	/s/ Olivier Dubois Olivier Dubois Senior Executive Vice President Finance and Control

TECHNIP
GROUP

CONSOLIDATED FINANCIAL
STATEMENTS

December 31, 2003

CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS
1. CONSOLIDATED STATEMENTS OF INCOME
2. CONSOLIDATED BALANCE SHEETS
3. CONSOLIDATED STATEMENTS OF CASH FLOWS
4. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
5. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6. SUPPLEMENTARY NOTE — DIFFERENCES WITH US.GAAP
7. STATUTORY AUDITORS’ REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY FINANCIAL STATEMENTS (Condensed presentation)
1. PRELIMINARY NOTE
2. BALANCE SHEETS AS OF 12.31.2003, 2002, 2001
3. STATEMENTS OF INCOME AS OF 12.31.2003, 2002, 2001
4. STATEMENT OF CASH FLOWS AS OF 12.31.2003, 2002, 2001
5. NOTES ON ACCOUNTING POLICIES
6. NOTES TO FINANCIAL STATEMENTS
7. SUBSIDIARIES AND INVESTMENTS
8. FINANCIAL SELECTED DATA OF THE LAST FIVE YEARS
9. STATUTORY AUDITORS’ REPORT
10. STATUTORY AUDITORS’ SPECIAL REPORT ON REGULATED AGREEMENTS WITH CERTAIN RELATED PARTIES: FISCAL YEAR ENDED DECEMBER 31, 2003

1.   CONSOLIDATED STATEMENTS OF INCOME

(amounts in millions of euro, except as otherwise stated)

		12 months
	Note	2003	2002	2001
Net sales	3	4,711.1	4,452.3	3,546.0
Cost of sales		(4,023.9)	(3,792.2)	(3,035.3)
Selling, General and Administrative expenses		(341.7)	(312.5)	(226.3)

Operating income before depreciation and amortization (EBITDA)		345.5	347.6	284.4
Depreciation and amortization other than goodwill	4	(117.9)	(143.0)	(49.6)

Operating income before goodwill amortization (EBITA)		227.6	204.6	234.8
Financial result	6	(44.3)	(66.9)	(6.5)
Operating income after financial result		183.3	137.7	228.3
Non operating income (loss)	7	(7.6)	(6.9)	(6.6)
Income tax	8	(82.0)	(46.3)	(65.5)
Income of equity affiliates		1.1	—	15.6
Minority interests		(0.8)	3.9	(2.4)

Net income before goodwill amortization		94.0	88.4	169.4
Net income of fully consolidated companies(1)		93.7	84.5	156.2
Goodwill amortization		(113.7)	(117.8)	(61.3)

Net income (loss) group share		(19.7)	(29.4)	108.1

Net income of the consolidated group		(18.9)	(33.3)	110.5
Non-operating income		7.6	6.9	6.6
Goodwill amortization		113.7	117.8	61.3

Net income before non operating income and goodwill amortization		101.6	95.3	176.0

Number of shares considered for diluted earnings per share computation	9	29,302,440	28,385,816	25,387,550
Average number of outstanding shares		23,432,215	26,794,373	24,242,000
Diluted earnings per share (in euros)(2)	9	—	—	4.26
Net income per share (in euros)		(0.84)	(110)	4.45
Diluted earnings per share before non operating income and goodwill amortization (in euros)(2)	9	3.98	3.91	6.93

     The accompanying notes are an integral part of these Consolidated Financial Statements.

(1)	The net income of fully consolidated companies does not include goodwill amortization.

(2)	Net income before redemption premium after tax and OCEANE financial costs after tax (see Note 9). In 2003 and 2002, the diluted earnings per share after goodwill amortization were negative and are consequently not disclosed.

2.	CONSOLIDATED BALANCE SHEETS

(amounts in millions of euro, except as otherwise stated)

	Note	2003	2002	2001
ASSETS
Intangible assets, net	11	2,497.0	2,637.6	2,713.4
Property, plant and equipment, net	12	738.5	861.1	982.3
Other investments and loans, net	13	8.4	18.3	104.9
Equity affiliates	14	2.1	1.2	6.2

TOTAL NON-CURRENT ASSETS		3,246.0	3,518.2	3,806.8
Contracts-in-progress	15	6,368.2	4,896.2	6,313.6
Inventories and deferred bid costs, net	16	73.6	80.8	111.9

CONTRACTS-IN-PROGRESS, INVENTORIES AND DEFERRED BID COSTS, NET		6,441.8	4,977.0	6,425.5
Advances to suppliers		244.6	122.5	98.0
Accounts receivable, net	17	755.6	725.6	605.9
Other current assets, net	18	427.7	521.6	418.1

RECEIVABLES AND OTHER CURRENT ASSETS, NET		1,183.3	1,247.2	1,024.0
Marketable securities		110.0	99.1	149.8
Cash		782.4	642.0	613.6

CASH AND CASH EQUIVALENTS	19	892.4	741.1	763.4

TOTAL CURRENT ASSETS		8,762.1	7,087.8	8,310.9

TOTAL ASSETS		12,008.1	10,606.0	12,117.7

	Note	2003	2002	2001
LIABILITIES AND SHAREHOLDERS’ EQUITY
Common stock: €3.05 nominal value,		72.4	71.4	81.5
23,738,331 shares as of December 31, 2003 23,408,004 shares as of December 31, 2002 26,713,448 shares as of December 31,2001
Paid-in-surplus		1,250.4	1,250.5	1,605.5
Retained earnings		646.5	721.8	661.5
Cumulative translation adjustments		(1.9)	12.0	13.1
Treasury shares and shares held by subsidiary(1)		(9.7)	—	(255.5)
Net income		(19.7)	(29.4)	108.1

SHAREHOLDERS’ EQUITY	20	1,938.0	2,026.3	2,214.2
MINORITY INTERESTS		9.2	16.3	21.4
Retirement indemnities		89.3	86.3	80.1
Accrued liabilities	21	234.8	242.5	257.5
Redemption premium for the convertible bonds	23	84.5	90.4	—
Long-term financial debt		903.2	945.9	1,182.2
Short-term financial debt		226.3	301.2	456.7

TOTAL FINANCIAL DEBT	22	1,129.5	1,247.1	1,638.9

TOTAL FINANCIAL DEBT AND REDEMPTION PREMIUM		1,214.0	1,337.5	1,638.9
Progress payments on contracts	15	7,047.8	5,420.2	6,472.5
Accounts payable		783.1	720.8	770.8
Other creditors	24	691.9	756.1	662.3

TOTAL OTHER LIABILITIES		8,522.8	6,897.1	7,905.6

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		12,008.1	10,606.0	12,117.7

(1) As of December 31, 2003, 140,953 shares held by subsidiaries have been deducted from shareholders’ equity.

In 2002, Technip cancelled all the shares held by the Company except 49,499 shares intended to cover the stock option plans recorded in marketable securities.

The accompanying notes are an integral part of these Consolidated Financial Statements.

3.   CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in millions of euro, except as otherwise stated)

	2003	2002	2001
	(12 months)	(12 months)	(12 months)
CASH FLOW FROM OPERATING ACTIVITIES
Net income	(19.7)	(29.4)	108.1
Minority interests	0.8	(3.9)	2.4

Net income before minority interests	(18.9)	(33.3)	110.5
Amortization of intangible assets and goodwill	128.3	133.6	69.3
Depreciation of property, plant and equipment	103.3	127.2	41.6
Amortization of OCEANE loan redemption premium	16.1	16.9	—
Income of equity affiliates, net of dividend	(1.1)	—	(7.5)
(Decrease) increase in non current provisions, net	3.0	6.2	2.1
Net (gain) loss on disposal of fixed assets and investments	0.3	(10.7)	(2.8)
Increase (decrease) in provisions for deferred tax	(1.7)	—	—

Net cash provided by operating activities before changes in operating assets and liabilities:	229.3	239.9	213.2
Net changes in operating assets and liabilities:
(Increase) decrease in advances to suppliers	(122.1)	(24.6)	10.4
(Increase) decrease in contracts in progress	(1,472.0)	1,400.0	(267.4)
(Increase) decrease in accounts receivable	(1.4)	90.3	51.1
(Increase) decrease in other current assets	101.1	(129.1)	(124.4)
(Decrease) increase in current provisions	(7.7)	—	(6.1)
(Decrease) increase in progress payments on contracts	1,627.6	(1,290.4)	173.1
(Decrease) increase in accounts payable and other creditors	(6.1)	146.7	62.1

Net cash provided by operating activities	348.7	432.8	112.0

CASH FLOW FROM INVESTING ACTIVITIES
Capital expenditures (intangibles)	(0.3)	(1.5)	(22.5)
Capital expenditures (property, plant and equipment)	(122.4)	(124.3)	(44.4)
Proceeds from disposal of intangible assets	0.3	0.2	—
Proceeds from disposal of fixed assets	104.8	111.8	2.0
Acquisition of investments	(3.3)	(0.4)	(1,040.0)
Proceeds from disposal of investments	1.6	31.2	211.8
AKER Deepwater Division purchase price reduction	38.2	—	—
Increase (decrease) from changes in scope of consolidation	(7.9)	1.7	232.8

Net cash (provided by) investing activities	11.0	18.7	(660.3)

CASH FLOW FROM FINANCING ACTIVITIES
Increase in short term debt	5.8	91.0	4.4
Decrease in short term debt	(71.0)	(252.0)	(82.3)
Increase in long term debt	76.5	794.7	1,107.1
Decrease in long term debt	(97.3)	(952.0)	(210.1)
Increase in loans	—	—	(14.9)
Decrease in loans	—	—	(0.1)
Shares buy back	(6.5)	(45.4)	(1.6)
Increase (decrease) in minority interests		(5.1)	1.8
Parent company’s equity:
— capital increases in cash	—	12.4	10.0
— paid dividends	(77.3)	(79.7)	(50.9)

Net cash provided by (used in) financing activities	(169.8)	(436.1)	763.4

Foreign exchange translation adjustment	(38.6)	(37.7)	(14.8)
Net increase (decrease) in cash and cash equivalents	151.3	(22.3)	200.3
Cash and cash equivalents at the beginning of the year	741.1	763.4	563.1
Cash and cash equivalents at the end of the year	892.4	741.1	763.4

The accompanying notes are an integral part of these Consolidated Financial Statements

4.   CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in millions of euro, except as otherwise stated)

	Stock issued				Cumulative	Treasury shares/
	Number of	Common	Paid in	Retained	Translation	Shares held	Net	Shareholders
	Shares issued	stock	surplus	earnings	Adjustment	by subsidiary	income	equity
As of December 31, 2000	16,029,305	48.9	64.5	498.2	(0.2)	(59.2)	214.2	766.4

Capital increase	10,684,143	32.6	1,541.0					1,573.6
Appropriation of net income 2000				163.3			(214.2)	(50.9)
Foreign currency translation					13.3			13.3
Net income 2001							108.1	108.1
Treasury shares/ shares held by subsidiary						(196.3)		(196.3)

As of December 31, 2001	26,713,448	81.5	1,605.5	661.5	13.1	(255.5)	108.1	2,214.2

Capital increase	170,509	0.5	11.8					12.3
Capital decrease	(3,475,953)	(10.6)	(366.8)					(377.4)
Appropriation of net income 2001				28.4			(108.1)	(79.7)
Foreign currency translation					(1.1)			(1.1)
Net income 2002							(29.4)	(29.4)
Treasury shares/ shares held by subsidiary						255.5 (1)		255.5
Others (including Isis merger)				31.9				31.9

As of December 31, 2002	23,408,004	71.4	1,250.5	721.8	12.0	0.0	(29.4)	2,026.3

Capital increase	330,327	1.0	(0.1)	47.6				48.5
Appropriation of net income 2002				(106.7)			29.4	(77.3)
Foreign currency translation					(13.9)			(13.9)
Net income 2003							(19.7)	(19.7)
Treasury shares/ shares held by subsidiary						(9.7)		(9.7)
Others				(16.2)				(16.2)

As of December 31, 2003	23,738,331	72.4	1,250.4	646.5	(1.9)	(9.7)	(19.7)	1,938.0

(1)	In 2002, Technip cancelled all the shares held by the Company except 49 499 shares intended to cover the stock option plans recorded as marketable securities.

The accompanying notes are an integral part of these Consolidated Financial Statements.

5.   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Introductory note — Changes in scope of consolidation and business description

(a)	Change in scope of consolidation

     Technip-Coflexip is now called “Technip” since Technip-Coflexip and Coflexip legally merged in July 2003. The accounting impacts resulting from the merger are presented in Note 2.

     As Technip-Coflexip and Isis merged in June 2002, the reciprocal shareholding between Isis and Technip-Coflexip resulting from the public exchange offer on Isis shares that occurred in October 2001 has therefore ended.

     Coflexip and Isis have been fully consolidated in the 2001 financial statements of Technip following two successful public offers on Coflexip and Isis shares, launched in July 2001 and carried out in October 2001.

     The consolidated financial statements of Technip for the 2003 and 2002 fiscal years are not directly comparable to those for the 2001 fiscal year due to the major changes in the scope of consolidation that occurred on October 1, 2001.

     Before this date, Technip held a 29.4% interest in Coflexip, which was accounted for under the equity method. Since October 1, 2001, Coflexip and Isis have been fully consolidated in the Technip financial statements.

     Technip revenues in 2001 include activity of the former Technip for twelve months of 2001, equity accounting for Coflexip until September 30, 2001 and the activity of Coflexip for three months (fourth quarter 2001).

(b)	Operational segments

     Following the acquisition of Coflexip in October 2001, the Group reorganized its operational segments. The Group is now organized into three Branches as follows:

The Offshore segment (“Technip-CSO”: Creative Solutions Offshore), which includes the former Coflexip business units (including the Deepwater Division acquired from Aker Maritime early 2001) and the offshore business units from the former Technip.

The Onshore/Downstream segment (“Technip-PRO”: Petrochemicals, Refining, Onshore), which comprises all business units from the former Technip in charge of engineering and construction of petrochemical and refining units as well as onshore upstream facilities, including gas treatment units, LNG facilities and onshore pipelines.

The Industries segment (“Technip-LCI”: Lifesciences, Chemicals and Industries), which is devoted to engineering and construction of non-oil related facilities: pharmaceutical units, chemical facilities, power plants, cement factories, industrial buildings and infrastructures.

From a geographical standpoint, Technip will report on the basis of four regions:

Europe, Russia-Central Asia,

Africa, Middle East,

Asia-Pacific,

Americas.

(c)	Nature of business and operating cycle

     Technip’s principal business includes the following:

Lump-sum or cost-to-costs engineering service contracts performed over a short period;

Engineering, manufacturing, installation and commissioning service contracts lasting approximately 12 months;

Turnkey projects related to complex industrial facilities with engineering, procurement, construction and start-up, in respect of industrial performances and a contractual schedule. The average duration of these contracts is three years but can vary from one contract to another.

(d)	Income statement presentation

     As is common practice in Technip’s business sector and in accordance with French accounting principles, starting from 2001, the Group’s income statement has been presented by destination of expenses and no longer by nature of expenses.

     In 2003, the “goodwill amortization” line item has been reclassified and is now shown in a single line outside the operating income section of the consolidated statement of income.

     The definition of the principal indicators used is as follows :

EBITDA corresponds to the operating income before depreciation of assets and goodwill amortization.

EBITA corresponds to the operating income before goodwill amortization in conformity with French Gaap.

     The consolidated statements of income for the 2002 and 2001 fiscal years have been modified in accordance with the new income statement presentation.

Note 1 — Summary of significant accounting principles

(a)	Basis of presentation

     The consolidated financial statements of Technip, and its consolidated subsidiaries (“Technip”, “the Company” or “the Group”) have been prepared in accordance with generally accepted accounting principles in France and comply with the “New principles and methodology relative to consolidated financial statements”, Regulation Number 99-02 of the French “Comité de la Réglementation Comptable” approved by the order dated June 22, 1999.

     As a result of the listing of Technip American Depositary Shares (ADS) on the NYSE, the Company reconciles its financial statements to US GAAP and files Form 20F with the Securities and Exchange Commission. The main accounting differences together with the net income reconciliation are provided in a supplementary note, at the request of the AMF (the French financial markets authority).

(b)	Consolidation methods

     Subsidiaries in which Technip’s voting rights exceed 50% are consolidated. Significant jointly controlled entities are consolidated using the proportionate consolidation method.

     The equity method is used for investments in which the Company has the ability to exercise significant influence over the operating and financial policies of the investee company. In the absence of other evidence, such influence is presumed to exist for investments in companies in which the Company’s direct or indirect ownership is between 20% and 50% of total voting rights.

     The historical cost method is used to account for investments in which the Company’s ownership is less than 20% or for non-significant investees or subsidiaries. The list of Technip consolidated subsidiaries and the applicable method of consolidation is provided in Note 29.

(c)	Use of estimates

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in France requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting period and, in particular, the gross margin on long-term contracts. Actual results could differ from those estimates.

(d)	Revenue recognition

     The gross margin on long-term contracts is recognized using the percentage-of-completion method for significant long-term contracts, when the progress of the contract enables the Company to assess more reliably the estimated gross margin at completion.

     Allowance is made for the total foreseeable losses in the case of unprofitable long-term contracts.

     The gross margin on long-term contracts is based on an estimate of total costs and income at completion, which are reviewed and revised periodically throughout the life of the contract.

     The percentage-of-completion ratio representing the progress of the contract is computed consistently for all contracts as follows:

—	for contracts, which include construction services, on the basis of technical milestones defined for the main components of the contract,

—	for contracts, which do not include construction services, on the basis of a costs to cost ratio.

     A long-term contract is deemed to be completed when the contractual transfer of ownership is achieved or, in the case of “make-good” contracts relating to complex integrated systems, when the provisional acceptance is received, even if there are minor conditions outstanding.

     At completion of the contract, accrued liabilities are recorded as necessary, to cover pending contingencies and expenses.

     The Group also performs a large number of non-significant contracts for which revenue and gross margin are recorded when services have been rendered.

(e)	Foreign currency transactions

     Foreign currency transactions are translated into Euro at the rate of exchange applicable at the transaction date, except for those related to long-term contracts , which are translated using the “contract rate”, based on foreign currency hedging (see Note 1 (r))

     At year-end, monetary assets and liabilities denominated in foreign currencies are translated into Euro at the rate of exchange prevailing at that date except for “contracts-in-progress” accounts and progress payments received from long-term contract customers which are recorded at the “contract rate”. The resulting exchange gains or losses are recorded in the income statement.

(f)	Translation to reporting currency

     The income statements of foreign subsidiaries are translated into Euro at the average rate of exchange prevailing during the year. Balance sheets are translated at the exchange rate at the balance sheet date. Differences arising in the translation of financial statements of foreign subsidiaries are recorded in shareholders’ equity as foreign currency translation adjustments.

     The functional currency of the foreign subsidiaries is the local currency.

     The Brazilian subsidiaries’ financial statements were denominated in US Dollars until 2002. Starting in 2003, the functional currency of these subsidiaries is the local currency, the Brazilian Real, in light of the trends in foreign currency movements with regard to these companies.

(g)	Intangible assets

     Intangible assets primarily consist of “fonds de commerce”, which are amortized over five years, and licenses and patents, which are amortized over ten years. Costs related to software rights are recorded in operating income when expensed, except for those costs incurred in connection with the development of computer systems such as the E-Procurement platform, which are amortized over five years.

     Goodwill resulting from business combinations accounted for using the purchase method that is clearly identified is allocated to identified assets and liabilities. Goodwill amortization is carried out on the same basis. Residual goodwill is recorded in the balance sheet under the “Goodwill” line item when it is material. Goodwill is amortized over a period ranging from 5 to 25 years, depending on the activity of the business acquired.

     The carrying value of intangible assets is reviewed periodically on the basis of discounting of future cash flows corresponding to the most likely scenarios adopted by the Board of Directors concerning the goodwill. The goodwill tested is assigned to the operational segments and to identified assets and liabilities. The scenarios retained in 2003 are based on the business plan for the years 2004 to 2006 corresponding to these business segments, as approved by the Board of Directors. After 2006, the annual growth rate is 3% including a 1.5% inflation rate. The forecasts are thus drawn up over a period of 10 years with a standard terminal value, defined in 2013. The discounting of future cash flows is carried out at a rate of 7.31%. The tax rate used is 34.0%.

     Actual results may differ from forecasts. When events or changes in circumstances indicate that there may be impairment, additional non-recurring amortization is recorded to reduce the intangible asset to its estimated net realizable value.

(h)	Property, plant and equipment

     Property, plant and equipment are carried at their historical cost, which could be modified in the case of a business combination. They are depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings	10 to 50 years
Vessels	10 to 25 years
Machinery and equipment	6 to 10 years
Office fixtures and furniture	5 to 10 years
Vehicles	3 to 7 years
EDP equipment	3 to 5 years

     Property, plant and equipment used by Technip under capital lease agreements are recorded in the balance sheet and in the income statement as if acquired by the Company with a credit facility.

     The carrying value of property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that there may be impairment. If the review indicates that any of the tangible assets will not be recoverable, the tangible asset will be reduced to its estimated net realizable value.

     Dry-docking expenses on vessels are amortized evenly over the anticipated period between dry-dockings. This accounting principle corresponds to the alternative method allowed by the “CRC 2002-10” to the component-based approach.

(i)	Other investments and loans

     Other investments are recorded at the lower of historical cost or net realizable value, assessed on an individual investment basis upon the underlying net equity value, future profitability or market value.

(j)	Deferred bid costs

     Costs directly attributable to obtaining future turnkey engineering/construction contracts, the signature of which can be reasonably expected, are deferred and capitalized in the balance sheet under the “deferred bid costs” line item, then transferred to the contract costs upon final contract award.

     At year-end, an allowance is provided according to the probability of success.

(k)	Contracts-in-progress

Contracts-in-progress include:

Equipment and material purchases, costs of subcontracted services, the cost of contracts and miscellaneous services directly incurred in relation to the contracts;

Man-hour costs directly assigned to the contract, valued using hourly rates, which include an overhead factor covering all operating expenses except for selling, research and development expenses and under-activity costs;

The gross margin recognized under the percentage-of-completion method as described in Note 1(d).

Contracts-in-progress do not include financial costs.

     Costs incurred in relation to a contract are accumulated and presented in the balance sheet under the “Contracts-in-progress” line item together with the gross margin recognized (see Note 1 (d)).

     Progress payments made by customers under ongoing long-term contracts are accumulated in the balance sheet under the “Progress payments on contracts” line item.

At completion of the contract:

The “contracts-in-progress” line item (which at that time amounts to the total sales price of the contract) is reduced by accumulated progress payments received by the Company under this contract, the remaining balance being invoiced to the customer and recorded under the “Other receivables on contracts” line item (see Note 17);

If necessary, accrued liabilities are recorded to cover pending contingencies and expenses and are shown under the “Expenses to complete contracts” line item in the balance sheet. These liabilities are considered as current for the purpose of the preparation of the statements of cash flows.

(l)	Inventories

     Inventories are stated at the lower of cost or market value with cost being primarily determined on the weighted-average cost basis.

(m)	Receivables

     Receivables are stated at their nominal value. A provision for doubtful accounts is recorded if receivables are expected to be uncollectible, based on an analysis of the aging schedule.

(n)	Advances to suppliers

     Advance payments made to suppliers under contracts-in-progress are shown under the line item “Advances to suppliers” in the balance sheet.

(o)	Cash and cash equivalents

     Cash and cash equivalents consist of cash and liquid marketable securities with an initial maturity of less than three months. Liquid marketable securities are recognized in the balance sheet at their market value at closing date. An allowance is recorded in the income statement so as to cover unrealized losses. Unrealized gains are either recognized when they result from contractual payments (performance guarantee, accrued interest), or confirmed by a disposal / repurchase transaction at closing date.

(p)	Retirement indemnities and Accrued liabilities

     Accrued liabilities are recorded based on the analysis of related exposure or the expense incurred, based on the best estimates available.

Foreseeable losses on contracts: a provision is recorded for foreseeable losses in the case of unprofitable long-term contracts.

Contingencies related to contracts: this provision concerns litigation mainly on former contracts

Territoriality Contingencies related to contracts: when multiple affiliates or partners are involved in a contract, the complexity of the applicable national rules and regulations in countries where the Company operates, such as administrative and tax rules and regulations, may sometimes cause the Company to use assumptions in order to measure related obligations.

Expenses to complete contracts: at the time of completion of a contract, pending charges and works to be performed to reach the final acceptance are accounted for as “Expenses to complete contracts”.

Accrual for retirement indemnities includes:

End-of-career indemnities, which are to be paid at retirement date,

Deferred wages indemnities, which are to be paid when employees leave the company,

Retirement indemnities, which are to be paid as annuities.

     The actuarial estimation is based on usual parameters such as future wage and salary increases, life expectancy, and turnover of staff, rate of return on investment. The method used in France is however not the preferential method recommended by the CNC (the French Institute of Accountants) and applicable starting from January 1, 2004.

Restructuring: the total estimated costs related to a restructuring plan are recorded in the period when the plan is finalized.

(q)	Deferred taxation

     Deferred taxes are provided on items recognized in different periods for financial reporting and tax purposes following the liability method, under which deferred taxes are computed by utilizing the rate expected to be in effect when the tax becomes payable.

     If the balance leads to deferred taxation, it is accounted for as a liability. If such balance is an asset, which is more likely than not to be realized in the future, it is accounted for as a receivable.

(r)	Foreign currency transactions and financial instruments

     To hedge its exposure to exchange rate fluctuations during the bid-period of long-term contracts, the Company occasionally enters into insurance contracts, upon which foreign currencies are exchanged at a specified rate and at a specified future date only if the contemplated new contract is awarded. A premium paid at the outset by the Company to enter into such insurance contract is charged to the income statement when paid. If the commercial bid is not successful, the insurance contract is automatically terminated without any cash settlements or penalties. On the other hand, if the commercial contract is awarded to the Company, a second premium is paid to the insurance company, the cost of which is charged to the income statement over the duration of the contract.

     On certain occasions, the Company may buy foreign currency options during the bid period.

     Forward exchange contracts are used to hedge firm contractual commitments not previously hedged using an insurance contract. The “contract rate” used to recognize the commercial commitment (see Note 1(e)) is calculated on the basis of these financial instruments.

     All the financial instruments held by the Group are aimed at hedging future inflows and outflows against exchange rate fluctuations during the period of performance of the contracts.

     The hedging instrument sometimes relates to the portion of anticipated foreign currency cash inflows for a contract not naturally hedged by estimated foreign currency cash outflows to be incurred during the performance of the same contract.

     Every Groups subsidiary enters into forward exchange contracts with banks or with the Group treasury company, Technip Eurocash SNC (a general partnership).

     The Group does not buy or sell any financial instruments for speculative purposes. All financial instruments held by the Group are off-balance sheet commitments and are consequently not reflected in the balance sheet.

     All financial instruments and related underlying transactions have a maturity of less than four years.

(s)	Research and development costs

     Research and development costs are expensed when incurred and classified as operating expenses under Selling, General and Administrative expenses. However, they are deferred in the balance sheet when technical feasibility and return on investment can be demonstrated.

(t)	Financial result

     The financial result on long-term contracts is recorded under net sales. Financial result not related to long-term contracts is presented separately in the consolidated statement of income under the “Financial result” line item.

(u)	Non-operating income

     Non-operating income relates to income and expenses arising from assets disposals and restructuring operations.

(v)	Diluted earnings per share

     Diluted earnings per share have been calculated on the basis of the net income before deduction of financial costs and redemption premium amortization after tax relating to the OCEANE loan and the number of common stock outstanding as of each year-end including outstanding stock options granted to employees as of such date and after deduction of existing shares held by subsidiaries.

(w)	Shares held by subsidiaries

     Shares held by subsidiaries are presented as a reduction of shareholders’ equity except for shares specifically assigned to stock-option plans.

Note 2 — Changes in scope of consolidation: significant acquisitions and divestitures

For the year ended December 31, 2003

     Technip-Coflexip is now called “Technip” since Technip-Coflexip and Coflexip legally merged in July 2003. The merger resulted in a capital increase of €1.0 million, a paid-in-surplus of €48.5 million arising from the repurchase of Coflexip’s minority interests and additional goodwill of €35.2 million.

     Moreover, during the first half-year, Coflexip and Aker Maritime reached an agreement regarding the purchase price adjustment mechanisms stipulated in the contract following the acquisition of Aker Maritime’s Deepwater Division leading to a €40.7 million purchase price reduction. This reduction leads to a decrease in the goodwill recorded in the accounts.

     The Coflexip goodwill after the merger and the Aker Maritime price reduction is detailed as follows:

		In million
		of EUR
Creation of 5,504,436 Technip shares (€147.99 a share)		814.6
Cash paid for 5,000,000 Coflexip shares (€199 a share)		995.0
Net purchase costs		28.7

Purchase price for 52.47% in Coflexip		1,838.3
Coflexip net equity as of September 30, 2001 (52.47%)		(421.4)

Step-up for 52.47% in Coflexip		1,416.9
Step-up for 16.63% in Coflexip via Isis		253.1

Step-up for 69.1% in Coflexip		1,670.0
Release of net goodwill recognized by Coflexip (foreign exchange effect included)		503.5
Allocation to identified assets :
Vessels	(106.4)
Buildings	(24.2)	(125.5)
Patents	(59.4)
Deferred tax	64.5

Goodwill 2001 (gross)		2,048.0

Adjustment on Coflexip shares from ISIS (after merger)		5.5
Gain on sales of CSO assets		(48.3)
Depreciation of US deferred tax assets		13.8
Provisions for transfers		32.1
Provisions and miscellaneous charges		48.0

Goodwill 2002 after adjustment (gross)		2,099.1

Aker Deepwater Division price reduction		(40.7)
Capital increase following the repurchase of minority interests for the Technip/Coflexip merger		49.5
Book value of minority interests repurchased		(14.3)
Other		(1.0)

Goodwill 2003 after adjustment (gross)		2,092.6

     Thus, Coflexip’s total goodwill after the purchase of the two installments in 2000 and 2001 and after the adjustments made in 2002 and 2003 can be analyzed as follows:

In millions of
EUR
Goodwill on the purchase of 29.4% of Coflexip shares (April 2000)	447.5
Goodwill on the purchase of 69.1% of Coflexip shares (October 2001) after Aker price reduction	2,057.4
Goodwill on the Technip/Coflexip merger (July 2003)	35.2
Total amortization at the end of December 2003	(269.8)

Goodwill after adjustments (net)	2,270.3
Goodwill concerning the « Floaters » business	322.6
Goodwill concerning the « SURF » business	1,947.7

     The two amounts of goodwill resulting from the allocation to the two principal business activities of Coflexip were the subject of an impairment test according to the method of cash flows converted to a current value (see Note 1 (g)). The book value of the goodwill as of December 31, 2003 was confirmed by the impairment test.

     During 2003, the Group raised its stake in SEAMEC (India) to 78.2% following a 20% purchase of interests.

For the year ended December 31, 2002

     The year 2002 was marked by the merger of Technip and Isis in June. Technip already held a 99.05% interest at the end of December 2001. As the contribution value was €750 million, that is a value close to the one set as part of the public offer in 2001, the impact on the consolidated statements is limited. Following the merger, Isis contributed to Technip its portfolio of shares, including the shares of Technip (cancelled), Coflexip, CGG (exchanged for Technip shares, then cancelled), and shares of Novasep and Géoservices (sold).

     No significant acquisition occurred in 2002.

     In 2002, Technip transferred its minority stake in its subsidiary Ipedex, in which a 46% interest was held, and which the Company accounted for under the equity method in 2001. In 2002, Coflexip disposed of non strategic assets, like the subsidiaries Mac Nulty Offshore Ltd and Captain Franck Mc Nulty & Sons Ltd (construction site in United Kingdom), and all the activities and resources related to the Well operations segment (including the Seawell vessel). The former Coflexip head office (Porte Maillot building) was also sold.

     The goodwill calculated on the acquisition of the 69.1% interest in Coflexip has been adjusted in order to take into account the consolidated gains on sales that took place in the Coflexip scope during the year 2002. Other adjustments have also affected the goodwill, and these are presented below. In addition, the residual goodwill of Coflexip resulting from the two stages of the acquisition remaining after allocation to identified assets and liabilities has been allocated to two business lines of the Offshore operational segment: the first concerns the floaters and floaters facilities sector and relates mainly to the Aker Maritime division business acquired by Coflexip in 2001; the second concerns the SURF activity (Subsea, Umbilicals, Risers and Flowlines) and corresponds to the main activity of Coflexip before the acquisition of Aker.

For the year ended December 31, 2001

     In August 2001, Technip launched two public offers on Coflexip and Isis, in order to take control of Coflexip, in which Technip already held a 29.4% interest (initially 29.7%).

(a)	Purchase of 99.05% interest in Isis

     As a result of the public exchange offer launched in the beginning of July 2001, Technip finalized the purchase of a 99.05% interest in Isis (4,601,170 shares) at the beginning of October 2001. The exchange ratio was 11 Technip shares for 10 Isis shares, which created an additional 5,061,287 Technip (renamed Technip-Coflexip) shares (€749 million).

     The Isis balance sheet item ‘Investments’ as of September 30, 2001 represented shares of public companies (11.5% interest in Technip, 16.6% interest in Coflexip and 12.3% interest in Compagnie Generale de Géophysique ‘CGG’) and shares of private companies with an estimated value of €205 million for sale to IFP.

     Moreover, in consideration of two promises of exchange signed by Isis and Institut Français du Pétrole (‘IFP’) in November 2001, the CGG shares held by Isis will be sold to IFP in a 36-month period beginning December 31, 2001 under certain conditions. These shares are recorded at their historical book value (€73.1 million) in the Isis accounts.

     The balance sheets of Isis as of September 30, 2001 and December 31, 2001 used for Technip consolidation purposes are detailed as follows.

In millions of EUR	Sept. 30, 2001(*)	Dec. 31, 2001		Sept. 30, 2001(*)	Dec. 31, 2001
Investments(**)	161.0	161.0	Shareholders’ equity	301.7	302.8
Current assets	168.4	169.6	Liabilities	27.7	27.8

			TOTAL SHAREHOLDERS’
TOTAL ASSETS	329.4	330.6	EQUITY AND LIABILITIES	329.4	330.6

(*)	Unaudited

(**)	Historical book value: Technip, €31.7 million, Coflexip, €56.2 million and CGG, €73.1 million.

     The difference between the purchase price and the shareholders’ equity at the date of acquisition of Isis by Technip amounted to €450.2 million [749-(301.7 x 99.05%)] and was fully allocated to revaluing the Technip and Coflexip shares.

(b)	Purchase of 52.47% interest in Coflexip

     Since April 2000, Technip has held a 29.4% (initially 29.7%) interest in Coflexip. As a result of the public exchange offers launched at the beginning of July 2001, Technip finalized the additional purchase of a 52.47% interest in Coflexip at the beginning of October 2001. As a result of the public exchange offer on Isis, which holds 16.6% of Coflexip (see Note 2 (a)) and of this transaction, Technip holds directly and indirectly a 98.36% interest in Coflexip. The purchase of the 52.47% interest in Coflexip was through cash (‘OPA’) for 5,000,000 shares (€199 per share, i.e. total of €995 million) and the exchange of new Technip shares issued based on the exchange ratio of 9 Technip shares for 8 Isis shares (‘OPE’). This transaction created 5,504,436 new Technip shares (€814.6 million).

     The global purchase price of Coflexip shares obtained at the end of the public offers on Coflexip (52.47%) amounted to €1,838.3 million, including net purchase costs of €28.7 million.

     Coflexip balance sheets as of September 30, 2001 and December 31, 2001 used for Technip consolidation purposes are detailed as follows.

In millions of EUR	Sept. 30, 2001(*)	Dec. 31, 2001		Sept. 30, 2001(*)	Dec. 31, 2001
Intangible assets	481.1	517.4	Shareholders’ equity	788.0	807.0
Property, plant and equipment	695.3	689.1	Minority interests	15.1	15.7
Investments	16.7	17.0	Long term debt	508.0	566.6
Other current assets	685.2	698.3	Short term debt	751.8	712.9
Cash and cash equivalents	241.5	213.2	Bank overdrafts	56.9	32.8

			TOTAL SHAREHOLDERS’
TOTAL ASSETS	2,119.8	2,135.0	EQUITY AND LIABILITIES	2,119.8	2,135.0

(*)	Unaudited

     The following information is presented below:

—	the 2001 Coflexip income statement including the Aker Maritime Deepwater Division — (CSO) goodwill amortization of €142.6 million at the end of the year; and

—	the 2001 4th quarter Coflexip income statement used by Technip for consolidation purposes is presented below. It is not affected by the exceptional amortization provided for above, as a result of (i) the accounting rules applicable to the allocation of the Coflexip purchase price and (ii) the positive result on the impairment test performed on the goodwill determined on the Coflexip acquisition, on the basis of the discounted future cash flows.

	2001	2001
In millions of EUR	(12 month)	(4th quarter) (*)
Net sales	1,898.8	495.0

Operating income before depreciation and amortization (EBITDA)	222.5	61.6
Depreciation and amortization other than goodwill	(103.7)	(26.5)
Operating income before goodwill amortization (EBITA)	118.8	35.1
Goodwill amortization	(170.4)	(7.8)

Operating income (EBIT)	(51.6)	27.3
Financial result	(10.9)	2.4
Income tax	(42.8)	(8.3)
Income of equity affiliates	(0.1)	(1.2)
Minority interests	—	(0.6)

Net income	(105.4)	19.6

(*)	Unaudited

     The proforma consolidated income statement for 2001 as restated following the implementation of the bond issue in January 2002 is presented below. The proforma consolidated income statement for 2001 of Technip (unaudited) has been drawn up assuming that the acquisitions of Isis and Coflexip described above were carried out at January 1, 2001. It is specified that the activity of Isis is not material and therefore not presented.

					Proforma
					2001
	Technip				Presented in	Additional	Proforma
	historical		Adjustments		the annual	adjustments	2001 after
	2001		2001		report in	2001	additional
	(12 months)		(*)		2001	(*)	adjustments
In millions of EUR	Technip	Coflexip	Technip		Technip	Technip	Technip
Net sales	3,051.0	1,898.8			4,949.8		4,949.8
Operating income before depreciation and amortization (EBITDA)	223.0	222.6			445.6	4.0 (e)	449.6
Depreciation and amortization other than goodwill	(19.5)	(103.7)	(14.2	)(a)	(137.4)		(137.4)
Operating income before goodwill amortization (EBITA)	203.5	118.9	(14.2)		308.2		312.2
Goodwill amortization	(41.6)	(170.5)	96.3	(b)	(115.8)		(115.8)
Operating income (EBIT)	161.9	(51.6)	82.1		192.4		196.4
Financial result	(10.1)	(10.0)	(31.7	)(c)	(51.8)	22.6 (f)	(29.2)
Non-operating income	(6.6)		2.8		(3.8)		(3.8)
Income of equity affiliates	25.2	(0.8)	(24.0	)(d)	0.4		0.4
Income tax	(57.2)	(42.8)	19.5		(80.5)	(16.3)	(96.8)
Minority interests	(1.8)	(0.1)	(1.7)		(3.6)		(3.6)

Net income	111.4	(105.3)	47.0		53.1	10.3	63.4

(*)	Unaudited

(a)	Amortization of the revaluation of identified assets (vessels, buildings and patents) for the first nine months of 2001.

(b)	Reversal of goodwill amortization recorded in Coflexip statement of income (€212.1 million) and calculation of a normative goodwill amortization : Mannesmann €8 million, others €3.5 million, Coflexip 29.7%, €22.4 million and Coflexip 52.47%, €81,9 million, i.e. €115.8 million.

(c)	9 months’ interest expense related to the credit facility financing the public offer on Coflexip

(d)	Reversal of 12 months’ income from Coflexip according to equity accounting

(e)	Coflexip acquisition costs following the public offer and the public exchange offer

(f)	Impact of the substitution of the bond issue for the credit facility

Note 3 — Business and geographical segment information

(a)	Information by business segment

     Technip has three operational segments, which are defined as follows:

—	Offshore

—	Onshore/Downstream

—	Industries

     Note: The significant change in scope of consolidation, which took place on October 1, 2001, does not allow for a true comparison (see Introductory note (a)). The 2001 business activity includes Technip’s previous 12 months activity plus Coflexip’s activity (which only concerns the Offshore operational segment) from October 1, 2001 (i.e.; only 4th quarter 2001).

		Onshore/
In millions of EUR	Offshore	Downstream	Industries	Total
2003
Net Sales	2,209.7	2,119.0	382.4	4,711.1
Operating income before depreciation and amortization (EBITDA)	242.7	100.4	2.4	345.5
Backlog as of December 31(*)	2,894.9	3,907.5	378.0	7,180.4
Capital expenditures	102.0	16.4	4.0	122.4
2002
Net Sales	2,125.0	1,938.6	388.7	4,452.3
Operating income before depreciation and amortization (EBITDA)	250.1	85.3	12.2	347.6
Backlog as of December 31(*)	1,760.7	3,625.7	389.7	5,776.1
Capital expenditures	106.0	16.0	2.3	124.3
2001
Net Sales	722.0	2,352.0	472.0	3,546.0
(of which Coflexip Offshore for the 4th quarter: €495.0 million)
Operating income before depreciation and amortization (EBITDA)	86.3	189.0	9.1	284.4
(of which Coflexip Offshore for the 4th quarter: €61.6 million)
Backlog as of December 31(*)	2,138.0	2,498.0	290.0	4,926.0
(of which Coflexip Offshore for the 4th quarter:
€1,887.0 million)
Capital expenditures	25.4	17.0	2.0	44.4
(of which Coflexip Offshore for the 4th quarter: €25.4 million)

(*)	the remaining portion of contracts in force

(b)	Information by geographical segment

     Technip has activity in four major geographical areas.

     Note: The significant change in the scope of consolidation, which took place on October 1, 2001, does not allow for a true comparison (see Introductory note (a)). The 2001 business activity includes Technip’s previous 12 months activity plus Coflexip’s activity from October 1, 2001(i.e.; only 4th quarter 2003).

	Europe, Russia,
	& Central Asia	Africa &	Asia
In millions of EUR	(*)	Middle East	Pacific	Americas	Vessels	Total
2003
Net sales	1,138.2	2,150.3	344.5	1,078.1		4,711.1
Operating income before depreciation and amortization (EBITDA)	118.9	144.3	23.2	59.1		345.5
Backlog as of December 31(**)	1,480.2	4,161.5	509.5	1,029.2		7,180.4
Property, plant and equipment, net	213.4	27.0	5.0	90.1	403.0	738.5
2002
Net sales	1,196.6	1,482.0	445.2	1,328.5	—	4,452.3
Operating income before depreciation and amortization (EBITDA)	148.4	102.9	22.1	74.2	—	347.6
Backlog as of December 31(**)	833.7	3,038.0	510.7	1,393.7	—	5,776.1
Property, plant and equipment, net	249.0	36.9	5.6	140.2	429.4	861.1
2001
Net sales	942.0	1,209.0	560.0	835.0	—	3,546.0
Operating income before depreciation and amortization (EBITDA)	73.2	74.8	72.2	64.2	—	284.4
Backlog as of December 31(**)	793.0	1,694.0	771.0	1,668.0	—	4,926.0
Property, plant and equipment, net	327.2	0.9	6.5	147.6	500.1	982.3

(*)	of which net sales for France : 2003 : €164.9 million 2002 : € 77.9 million, 2001 : € 88.5 million

(**)	the remaining portion of contracts in force

(c)	Major Customers

None of the customers accounts for more than 10% of the total net sales of the Group in 2003, 2002 and 2001

Note 4 — Operating income (EBITA)

Operating income is stated after accounting for the following items:

(a)	Amortization and depreciation

In millions of EUR	12/31/03	12/31/02	12/31/01
Amortization of intangible assets(a)	(14.9)	(15.8)	(8.0)

Depreciation of property, plant and equipment:
Buildings(b)	(9.5)	(21.3)	(8.7)
Vessels	(35.0)	(42.7)	(14.2)
Machinery and equipment	(35.2)	(37.8)	(6.5)
Office fixtures and furniture	(20.9)	(21.4)	(12.2)
Other	(2.4)	(4.0)	—

Total depreciation of property, plant and equipment	(103.0)	(127.2)	(41.6)

Total depreciation and amortization	(117.9)	(143.0)	(49.6)

(a)	Excluding goodwill amortization

(b)	of which €(1.4) million from TP Italy

The sharp increase in depreciation and amortization results from the change in scope of consolidation that occurred in October 2001 as Coflexip manages and uses significant industrial assets.

In 2003, the decrease results from the change in the vessels’ estimated life on the basis of an independent expert’s report. The impact amounts to €(8.9) million.

(b)	Research and Development costs

     Research and Development costs amounted to €33.3 million, €37.4 million and €18.3 million for the years ended December 31, 2003, 2002 and 2001, respectively.

(c)	Financial result from ongoing contracts

     As described in Note 1(t), financial income and expenses arising from ongoing turnkey contracts are included in net sales for €9.9 million, €13.6 million and €17 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Note 5 — Payroll and staff

Technip has a workforce of about 19,000 people, in 52 countries, including an average of 4,000 external staff integrated in operating teams (for fully consolidated companies). In 2002, the Group also had a workforce of about 19,000 people.

For the companies accounted for under the proportionate consolidation method, the workforce is not significant.

The wage bill recorded in 2003 stands at €900.3 million, compared to €874.4 million in 2002.

Note 6 — Financial result

In millions of EUR	12/31/03	12/31/02	12/31/01
Dividends from investments (a)	2.1	0.4	5.9
Net income on sales of securities	1.5	—	9.2
Interest expenses/income (b) and (c)	(11.6)	(15.9)	(27.0)
Changes in provisions related to unconsolidated subsidiaries	—	(0.5)	(0.8)
OCEANE : financial costs and issue costs amortization (d)	(9.7)	(10.4)	—
OCEANE : redemption premium amortization	(16.1)	(16.9)	—
Credit Facility: financial costs	(1.9)	(3.0)	—
Valuation allowance for shares held by the Company	—	(2.4)	—
Others (e)	(8.6)	(18.2)	6.2

Total financial result	(44.3)	(66.9)	(6.5)

(a)	Of which dividends from TPL AV, which is not consolidated. The 2001 dividends from investments include dividends received from Cogema.

(b)	As described in Note 1 (t), interest expenses and income recorded in the financial result does not include the financial result arising from ongoing turnkey contracts, which is included in net sales (see Note 4 (c)).

(c)	Including €7.6 million from commercial paper in 2003 compared to €10.8 million in 2002 and €9.6 million related to the financing of the Coflexip acquisition in 2001.

(d)	Including, as of December 31, 2003 €7.2 million in financial costs and €2.5 million in issuing costs amortization related to the OCEANE loan issued at the end of January 2002 for €793.5 million compared to €8.2 million in financial costs and €2.2 million in issuing costs amortization in 2002.

(e)	Including in 2003 a €2.9 million exchange loss compared to a €13.4 million exchange loss in 2002, resulting mainly from exchange losses resulting from the conversion into US Dollar functional currency of the Brazilian subsidiaries’ current accounts denominated in local currency following the significant devaluation in the Brazilian real devaluation in 2002, and the sudden US Dollar weakening compared to the European currencies at year-end.

Note 7 — Non-operating income

In millions of EUR	12/31/03	12/31/02	12/31/01
Dilution of the percentage interest in Coflexip (a)	—	—	(2.7)
Gain/(loss) on sales of consolidated investments (b)	(1.5)	3.7	2.8
Gain on sales of unconsolidated investments (c)	—	1.9	—
Restructuring costs (d)	(7.1)	(7.0)	(3.1)
Non recurring losses on former projects (e)	—	(8.7)	—
Net gain on sales of property, plant and equipment (f)	2.4	—	—
Other (g)	(1.4)	3.2	(3.6)

Non-operating income	(7.6)	(6.9)	(6.6)

(a)	In 2001, this item corresponds to the dilution of the Group interest in Coflexip for €(2.7) million (0.3% of shareholders’ equity as of September 30, 2001).

(b)	In 2003, the loss comes from the disposal of Unirig Pty Ltd. shares. This item represents the sale of Ipedex shares in 2002 and mainly corresponds to the sale of Chemoproject in 2001.

(c)	In 2002, this item corresponds to the sale of Rintekno shares.

(d)	In 2003, this item consists of restructuring costs of the German and Finnish subsidiaries. In 2002, it includes restructuring costs of the German subsidiaries. In 2001, this caption mainly concerns restructuring costs of EHR GmbH.

(e)	In 2002, this item includes the TP Germany non-operating costs concerning two contracts dating from the acquisition by the Group of KTI/MDEU from Mannesmann in 1999.

(f)	In 2003, this item includes a €3.5 million net gain on the CB3 building sale and a €(1.1) million loss resulting from the move from the CB3 building.

(g)	In 2002, this item includes €6.2 million in tax credits linked to the payment of dividends from Italian subsidiaries in previous years, and a €1.3 million capital gain on the repurchase of convertible bonds.

Note 8 — Income tax

     The principles described in Note 1 (q) result in the following:

(a)	Analysis of income tax expense

In millions of EUR	12/31/03	12/31/02	12/31/01
Current income tax	(94.2)	(26.0)	(77.7)
Deferred income tax	12.2	(19.9)	12.5

Total income tax expense before tax on net gain on sales of investments	(82.0)	(45.9)	(65.2)

Tax on the net gain on sales of investments	—	(0.4)	(0.3)

Total income tax expense	(82.0)	(46.3)	(65.5)

The income tax expense related to Group tax consolidation amounts to €31.0 million. This expense includes tax losses valued at €5.4 million.

(b)	Reconciliation between the provision for income tax before tax on the net gain on sales of investments and pre-tax accounting income

The reconciliation between total income tax expense and pre-tax income in 2003, 2002 and 2001 is based on pre-tax income before gain on sales of investments and includes the non-deductible part of goodwill depreciation.

In millions of EUR	12/31/03	12/31/02	12/31/01
Net income	(19.7)	(29.4)	108.1
Minority interests	0.8	(3.9)	2.4
Income tax before tax on the net gain on sales of investments	82.0	46.3	65.2
Less: income of equity affiliates (a)	(1.1)	—	(15.6)
Less: non deductible goodwill amortization	126.6	130.7	57.8
Less: gain on sales of investments + variance from restated assets	(3.5)	(5.6)	(2.8)

Pre-tax income before gain on sales of investments	185.1	138.1	215.1

French income tax rate	35.43%	35.43%	36.23%
Theoretical income tax	65.6	48.9	77.9
Difference between French and foreign tax rates	6.9	6.3	0.9
Permanent differences	(3.1)	(4.4)	(7.2)
Others (b)	12.6	(4.5)	(6.3)

Total income tax expense before tax on net gain on sales of investments	82.0	46.3	65.3

Effective tax rate (c)	44.29%	33.53%	30.36%

(a)	In 2001, the income of equity affiliates results from Coflexip’s consolidation under the equity method for the first 9 months of the year.

(b)	Including €13.0 million in 2003 related to operational losses not recognized in the Offshore American subsidiaries

(c)	The effective tax rate rose to 44.29% in 2003 from 33.5% in 2002. This apparent increase results primarily from the group’s decision not to recognize further deferred tax assets in view of the operational losses recorded in the United States in 2003 and in 2002.

(c)	Deferred tax assets and liabilities

     As of December 31, 2003, 2002 and 2001, the deferred tax assets and liabilities in the balance sheets were as follows:

In millions of EUR	12/31/03	12/31/02	12/31/01
Deferred tax assets (a)	120.1	73.6	90.1
Deferred tax liabilities (b)	(162.5)	(126.2)	(135.8)

Net deferred tax asset	(42.4)	(52.6)	(45.7)

(a)	In 2003, the Group decided not to recognize deferred tax assets on the operational losses in the Offshore American Subsidiaries leading to a decrease in net deferred tax assets between December 31, 2002 and December 31, 2003. On the basis of the future results of the Group, it was deemed prudent to depreciate a part of the deferred tax assets relating to losses carried forward in the United States for 12.8 million US Dollars in 2002. The increase in the deferred tax assets in 2001 mainly results from the consolidation of Coflexip for €68.0 million, of which €52.3 million relates to tax losses carried forward.

(b)	Deferred tax liabilities as of December 31, 2001 result primarily from Coflexip’s consolidation of €49.4 million, of which €36.8 million relates to differences between accounting and tax depreciation. Additionally, Technip recognized €64.5 million of deferred tax in the purchase price allocation at the time of the acquisition of Coflexip in October 2001 (see Note 2(b)).

(d)	Tax losses carried forward

     Tax losses carried forward and not yet utilized mainly come from TSE (formerly MSE), a German subsidiary acquired in 1999, and from Coflexip American subsidiaries. They amount to €237.0 million.

     Unrecorded deferred tax assets principally relate to tax losses carried forward on TSE, which amount to €48.0 million as of December 31, 2003, and tax losses on Technip Offshore American subsidiaries, which amount to €36.6 million as of December 31, 2003. Technip decided not to recognize this deferred tax asset in its consolidated financial statements.

Note 9 — Diluted earnings per share

     The diluted earnings per share have been determined in accordance with Note 1 (v).

(In millions of EUR)	12/31/03	12/31/02	12/31/01
Net income	(19.7)	(29.4)	108.1
Redemption premium amortization after tax	10.4	10.9	—
OCEANE financial costs after tax	4.6	4.7	—

Net income before redemption premium amortization and OCEANE financial costs	(4.7)	(13.8)	108.1

Net income before non-operating income and goodwill amortization	116.6	110.9	176.0

Number of shares :
Issued shares as of December 31 (b)	23,738	23,408	26,714
Stock options (subscription options) (a)	1,496	476	521
Convertible bonds	4,209	4,502	—
Technip shares held by subsidiaries	(141)	—	(1,847)

	29,302	28,386	25,388

(in EUR)
Diluted earnings per share	—	—	4.26
Diluted earnings per share before non-operating income and goodwill amortization	3.98	3.91	6.93

(a)	Does not take into account the 2003 plan, which accounts for 697 000 shares as of December 31, 2002.

(b)	Does not take into account the capital increase resulting from the 2004 Employee Stock Participation Plan (331,780 shares which became effective as of January 1, 2003 (see Note 28(c))

(c)	In 2003 and 2002 the diluted earnings per share are negative and are consequently not disclosed.

Note 10 — Compensation of the members of the Board of Directors

     The amount of directors’ fees paid by Technip to the members of the Board of Directors during 2003 was €157,500. The gross amount of compensation and benefits of all kinds paid by Technip to the members of the Board of Directors during 2003 was €778,840.

Note 11 — Intangible assets, net

Intangible assets are detailed as follows:

In millions of EUR	12/31/03	12/31/02	12/31/01
Other intangible assets, net	132.3	142.3	149.1
Accumulated amortization	(44.0)	(33.5)	(20.6)

Net (a)	88.3	108.8	128.5

Goodwill	2,737.6	2,746.6	2,687.6
Accumulated amortization	(328.9)	(217.8)	(102.7)

Net (b)	2,408.7	2,528.8	2,584.9

Intangible assets, net	2,497.0	2,637.6	2,713.4

The decrease in this item results from the sharp increase of the goodwill amortization relating to the acquisition of Coflexip in 2001.

(a)	Intangible assets

     In January 2001, Coflexip purchased the Aker Maritime Deepwater Division. As a part of the purchase price allocation, Coflexip identified intangible assets consisting of patents and trademarks of €51.4 million, to be amortized over 10 years. This valuation and life has been maintained in Technip’s consolidated financial statements.

     In October 2001, at the time of the public offers on Coflexip and Isis, Technip identified, as a part of the purchase price allocation, intangible assets consisting of patents and trademarks, other than those resulting from the acquisition of the Aker Maritime ASA Deepwater Division, for €59.4 million, to be amortized over 10 years.

     At the end of November 2001, Technip purchased software for its E-Procurement platform. The purchase price of the software was €19.7 million, to be amortized over five years (see Note 1 (g)).

(b)	Goodwill, net

In millions of EUR	12/31/03	12/31/02	12/31/01
KTI/MDEU	119.5	127.5	135.6
Coflexip (April 2000)	363.6	386.0	408.1
Coflexip (October 2001)	1,872.2	1,993.5	2,027.7
Coflexip merger (July 2003)	34.5	—	—
Others	18.9	21.8	13.5

Net	2,408.7	2,528.8	2,584.9

     The goodwill recorded represents the difference between the purchase price of an acquisition and the fair value of its net assets, if the purchase method of accounting is used. This goodwill is amortized over a period that is dependent upon the activities of the acquired company (see Note 1 (g)).

     The goodwill calculated in 1999 in relation to the purchase of KTI/MDEU from Mannesmann represented €159.5 million, gross, amortized on a 20 year basis, which corresponds to an annual amortization of €8 million.

     The goodwill increase in 2000 results from the acquisition of 29.7% of Coflexip on April 19, 2000 with goodwill of €447.5 million, gross, amortized on a 20 year basis corresponding to an annual amortization expense of €22.4 million.

     The goodwill increase in 2001 primarily comes from additional direct and indirect investments in Coflexip finalized at the beginning of October 2001 as a result of the public offers on Coflexip and Isis. The purchase of this additional percentage interest, after allocation to identified assets for a gross value of €125.5 million has created additional goodwill of €2,048 million, to be amortized over 25 years, or €81.9 million per year. Amortization expense from October 1, 2001 to December 31, 2001, was €20.4 million.

     In 2002, the goodwill from the additional investments in Coflexip (52.47%) increased by €51.1 million, gross (see note 2). In addition, amortization expense in 2002 corresponds to a full year and amounts to €84 million for the part acquired in 2001, compared to €21.6 million for the 4th quarter 2001.

     In 2003, the AKER Deepwater Division purchase price reduction led to a decrease in the goodwill by €40.7 million. In addition, Technip raised the goodwill by €35.2 million following the merger between Technip and Coflexip in July 2003 (capital increase and paid-in-surplus for €49.5 million less minority interests amounting to €14.3 million, see Note 2).

Note 12 — Property, plant and equipment, net

				Machinery	Office
				and	fixtures &
	Land	Buildings	Vessels	equipment	furniture	Others	Total
	In millions of EUR
Gross value	14.1	181.9	655.7	443.0	141.1	63.2	1,499.0
Accumulated depreciation	—	(81.5)	(252.7)	(305.3)	(96.0)	(25.0)	(760.5)

Total December 31, 2003	14.1	100.4	403.0	137.7	45.1	38.2	738.5

Gross value	73.5	243.0	625.7	439.1	162.3	60.1	1,603.7
Accumulated depreciation	—	(99.5)	(196.3)	(302.9)	(114.2)	(29.7)	(742.6)

Total December 31, 2002	73.5	143.5	429.4	136.2	48.1	30.4	861.1

Gross value	87.0	280.4	740.6	576.3	104.0	54.4	1,842.7
Accumulated depreciation	—	(114.7)	(240.9)	(382.7)	(73.0)	(49.1)	(860.4)

Total December 31, 2001	87.0	165.7	499.7	193.6	31.0	5.3	982.3

     As of December 31, 2003, the head office building located in La Defense was sold. The building’s net carrying value was €94.6 million in the financial statements of SCI CB3.

     Additionally, in 2003, the change in the vessels’ estimated life results in a €8.9 million decrease in the depreciation expense.

     The property, plant and equipment include assets, which are placed at the Group’s disposal by means of operating or capital leases.

	12/31/03		12/31/02
In millions of EUR	Gross	Net	Gross	Net
Buildings	14.0	3.0	14.0	3.4
Vessels	52.6	3.8	57.0	6.1
Equipment	4.1	0.0	4.4	0.1

Total	70.7	6.8	75.4	9.6

Note 13 — Other investments and loans, net

In millions of EUR	12/31/03	12/31/02	12/31/01
Non-consolidated investments at historical cost (a)	9.3	9.7	85.8
Valuation allowance	(5.3)	(4.7)	(5.8)

Net value	4.0	5.0	80.0

Loans related to investments	1.5	2.2	7.8
Valuation allowance	(1.5)	(1.5)	(4.9)

Net value	—	0.7	2.9

Security deposits	2.5	5.9	1.6
Treasury bonds	0.0	0.0	1.6
Others	1.9	6.7	18.8

Other investments and loans, net	8.4	18.3	104.9

(a)	Non-consolidated investments as of December 31, 2001 mainly consist of the shares in Compagnie Générale de Géophysique held by Isis and representing a net value of €73.1 million, net. These shares have been exchanged for Technip shares (held by the company), and cancelled in November 2002.

Note 14 — Equity affiliates

Equity affiliates are analyzed as follows:

	Percentage owned			In millions of EUR
	12/31/03	12/31/02	12/31/01	12/31/03	12/31/02	12/31/01
Ipedex (a)	—	—	46.0%	—	—	3.2
Tipiel (b)	—	—	36.9%	—	—	2.5
TPL Arabia	—	—	40.0%	—	—	0.5
TP India	50.0%	50.0%	—	1.1	0.9	—
Nargan	20.0%	20.0%	—	1.0	0.3	—

Total				2.1	1.2	6.2

(a)	Technip sold its subsidiary Ipedex in 2002.

(b)	Tipiel, previously accounted for using the equity method, is now consolidated using the proportionate consolidation method.

Income of equity affiliates amounts to € 1.1 million and essentially results from NARGAN

Note 15 — Contracts-in-progress

Contracts-in-progress relate to ongoing turnkey and FOB contracts and ongoing contracts including installation or commissioning operations, which are recorded as described in Note 1 (k).

In millions of EUR	12/31/03	12/31/02	12/31/01
Contracts-in-progress, net	6,368.2	4,896.2	6,313.6

     The value of contracts in progress includes the margin recognized on the basis of the percentage of completion of the contract. As described in Note 1 (k), amounts shown under the “Contracts-in-progress” line item are financed by progress payments received from customers which amount to €7,047.8 million, €5,420.2 million and €6,472.5 million as of December 31, 2003, 2002 and 2001, respectively.

Note 16 — Inventories and deferred bid costs, net

In millions of EUR	12/31/03	12/31/02	12/31/01
Raw materials	40.1	45.6	51.2
Work in progress	23.5	18.5	40.1
Finished goods and merchandise	13.5	15.8	21.2
Less: valuation allowance	(10.1)	(8.4)	(9.3)

Inventories, net	67.0	71.5	103.2

Deferred bid costs, net (a)	6.6	9.3	8.7

Inventories and deferred bid costs, net	73.6	80.8	111.9

(a)	Costs directly linked to the awarding of future turnkey engineering/construction contracts, the signature of which can be reasonably expected, are deferred and capitalized in the balance sheet.

Note 17 — Accounts and notes receivable, net

In millions of EUR	12/31/03	12/31/02	12/31/01
Receivables on contracts and retainage	755.6	725.1	604.4
Doubtful receivables	41.8	41.0	42.0
Valuation allowance	(41.8)	(40.5)	(40.5)

Total accounts and notes receivable, net	755.6	725.6	605.9

     The Group’s main customers include major oil and gas, petrochemical or oil-related companies.

     The maturity of receivables corresponds to the operating cycle of the contracts.

     Each customer’s financial situation is periodically reviewed and any potential risks are recorded as a reserve, which has never been considered insufficient in the past on a Group scale.

Note 18 — Other current assets, net

	12/31/03		12/31/02	12/31/01
In millions of EUR	Gross	Net	Net	Net
Deferred tax assets (see Note 8 (c))	145.0	120.1	73.6	90.1
Value added tax	62.8	60.0	40.0	47.9
Prepaid income tax and other current tax	37.0	39.8	62.6	48.5
Advances to non-consolidated subsidiaries	2.4	0.4	7.8	6.1
Partners’ current accounts in joint ventures	14.1	13.6	16.8	18.6
Receivables from suppliers	14.5	14.5	2.5	3.5
Receivables from personnel	1.7	1.7	1.4	2.8
Dividends to be received on investments	—	—	1.5	—
Prepaid expenses	39.5	39.5	53.4	30.8
Insurance indemnities to be received	0.1	0.1	5.4	19.4
Funds in escrow	—	—	68.9	66.0
Redemption premium on bonds (see Note 22)	51.6	51.6	73.5	—
Others	92.5	86.4	114.2	84.4

Total Other current assets, net	461.2	427.7	521.6	418.1

Note 19 — Cash and cash equivalents

(a)	Marketable securities — Cash equivalents

In millions of EUR	12/31/03	12/31/02	12/31/01
Marketable securities:
Historical cost	110.0	102.6	149.8
Valuation allowance	—	(3.5)	—

Market value at year-end	110.0	99.1	149.8

Detailed analysis of marketable securities:
Mutual funds	40.5	70.4	51.0
Certificates of deposit	21.1	15.5	97.8
Shares held by the company (*)	—	3.2	—
Fixed term deposits	34.6	8.3	—
Others	13.8	1.7	1.0

Total marketable securities	110.0	99.1	149.8

(*)	In 2003, shares held by the company have been excluded from Group’s shareholders’ equity. In 2002, the shares held by the Company were assigned to stock-option plans. 573,004 shares were acquired in 2002 at an average price of €92.85.

(b)	Cash

The cash amounts to €782.4 million as of December 31, 2003, compared to €642.4 million and €613.6 million in 2002 and 2001, respectively.

(c)	Detailed analysis of cash and marketable securities by currencies

In millions of EUR	12/31/03	12/31/02
Euro	391.9	315.0
US Dollar	311.4	260.9
Pound Sterling	63.1	61.8
Norwegian Kroner	40.0	27.2
Others	86.0	76.2

Total	892.4	741.1

A large part of cash and marketable securities are booked and realized in euros or US Dollar. The Group frequently uses these currencies within the framework of its commercial relations. Cash and cash equivalents in other currencies correspond to deposits retained by subsidiaries located in countries where such currencies are the national currency in order to ensure their liquidity or to amounts received from customers prior to the payment of expenses in these same currencies, or the payment of dividends.

Note 20 — Shareholders’ equity

(a)	Parent company’s common stock breakdown and changes

     As of December 31, 2003, Technip common stock consisted of 23,738,331 outstanding shares with a par value of €3.05. The changes since December 31, 2000 can be analyzed as follows:

	No. of shares	Common stock
	outstanding	(In million of EUR)
Common stock as of December 31, 2000	16,029,305	48.9
Increase related to stock options exercised (1)	118,420	0.4
Increase related to Public Exchange Offer (3)	10,565,723	32.2

Common stock as of December 31, 2001	26,713,448	81.5
Increase related to stock options exercised (1)	23,330	0.1
Increase related to Isis merger (4)	48,565	0.1
Employee subscriptions (2)	98,614	0.3
Cancellation of Isis shares (5)	(1,847,376)	(5.6)
Cancellation of CGG shares (6)	(511,253)	(1.6)
Cancellation of shares held by the Company (7)	(1,117,324)	(3.4)

Common stock as of December 31, 2002	23,408,004	71.4
Increase related to the merger with Coflexip (8)	330,327	1.0

Common stock as of December 31, 2003	23,738,331	72.4

(1)	These increases result from the exercise of stock options granted to employees as described in Note 20(d).

(2)	Employee subscriptions: The shareholders authorized the conditions for such transaction at a meeting held on April 30, 1998 and another held on June 20, 2002.

(3)	Following the success of the two public exchange offers on Coflexip shares and Isis shares respectively, in July 2001, on October 11, 2001, Technip carried out an increase in capital of 10,565,723 shares of which 5,504,436 shares were allocated to Coflexip shareholders and 5,061,287 shares to Isis shareholders in consideration for their contributions.

(4)	The merger between Technip and Isis took place when the subsidiary’s shares were held at a level of 99.05%. As the transaction involved a merger-cancellation, the minority’s payment by capital increase was very low.

(5)	The merger put an end to the reciprocal shareholding between Technip and Isis applying to 1,847,376 shares, which had been recorded as a decrease in the shareholders’ equity item in 2001. These shares were cancelled in July 2002 following the merger in accordance with the draft agreement of July 2001.

(6)	Technip substituted itself for Isis after the merger to exchange CGG shares for Technip shares held by IFP in accordance with the promises of exchange signed in 2001. Technip then cancelled its own shares.

(7)	In 2003, shares held by the company were excluded from shareholders’ equity resulting in a €9.7 million decrease in shareholders’ equity. In 2002, Technip continued to repurchase its own shares and subsequently carried out the cancellation of all the shares held by the Company except 49,499 shares intended to cover stock-option plans.

(8)	Capital increase resulting from the merger with Coflexip in July 2003 (see Note 2)

The Company owned 140,953, 49,499 and 623,595 shares as of December 31, 2003, 2002 and 2001, respectively. In 2003, shares held by the company deducted from shareholders’ equity lead to a €9.7 million decrease in shareholders’ equity. In 2002, the shares held by the company were all intended to cover stock-option plans. They are recorded in the marketable securities item.

(b)	Technip shareholders as of December 31

	12/31/03	12/31/02	12/31/01
IFP	6.7%	6.8%	7.9%
Gaz de France	7.2%	7.3%	6.4%
Total Group	3.3%	3.8%	4.7%
Employees	2.6%	2.6%	2.5%
Treasury shares and shares held by subsidiaries (*)	0.6%	0.2%	9.2%
Others	79.6%	79.3%	69.3%

Total	100.0%	100.0%	100.0%

(*)	December 31, 2003 balance includes 140,953 treasury shares
December 31, 2002 balance includes 49,499 treasury shares
December 31, 2001 balance includes: 623,595 treasury shares and 1,847,376 shares held by subsidiaries, i.e. a total of 2,470,971 shares.

(c)	Cumulative translation adjustments

     Cumulative translation adjustments reflect the exchange differences arising from the translation into Euro of the financial statements of foreign subsidiaries as described in Note 1 (f). As of January 1, 2003, certain Brazilian subsidiaries converted their functional currency from the US Dollar into the Brazilian real following the significant devaluation in the Brazilian real.

(d)	Executive Stock Option Plans

     The 1998 stock option plan was authorized by the shareholders’ meeting held on April 30, 1998 and implemented by the Board of Directors on April 30, 1998. It replaces the last part of the 1996 stock option plan for the remaining options and will use treasury shares. These options are valid up to five years from the date of grant.

     The 1999 stock option plan was authorized by the shareholders’ meeting held on April 30,1999 and implemented by the Board of Directors on April 30, 1999. These options are valid up to five years from the date of grant.

     The 2000 stock option plan was authorized by the shareholders’ meeting held on April 28, 2000 and implemented by the Board of Directors on December 14, 2000. These options are valid up to eight years from the date of grant.

     The 2003 stock option plan was authorized by the shareholders’ meeting held on June 20, 2002 and implemented by the Management Board on December 9, 2002. These options are valid up to six years from the date of grant.

     The 2003 stock option plan (remaining portion of 2nd part) was authorized by the shareholders’ meeting held on August 24, 2001 and implemented by the Board of Directors on May 21, 2003. These options are valid up to 6 years from the date of grant.

     The former stock option plans implemented by Coflexip have been held by Technip since the merger between Technip and Coflexip SA. The stock option plans can be described as follows:

—	Stock option plan 9.2 was authorized by the shareholders’ meeting held on May 21, 1996 and implemented by the Board of Directors on March 24, 1997. These options are valid up to ten years from the date of grant.

—	Stock option plan 9.3 was authorized by the shareholders’ meeting held on May 21, 1996 and implemented by the Board of Directors on May 18, 1998. These options are valid up to ten years from the date of grant.

—	Stock option plan 10 was authorized by the shareholders’ meeting held on June 2, 1999 and implemented by the Board of Directors on December 14, 1999. These options are valid up to ten years from the date of grant.

—	Stock option plan 11 was authorized by the shareholders’ meeting held on May 30, 2000 and implemented by the Board of Directors on March 20, 2001. These options are valid up to ten years from the date of grant

	Number of stock options
Technip Plans	Plan 1996 / 1998	Plan 1999/2001			Plan 2003		TOTAL
	3rd	1st	2nd	1st		Remaining portion
	1998 (a)	1999 (b)	2000 (c)	2003 (d)	2nd 2003 (d)	(2nd 2003) (e)
Options granted as of 12.31.97	—	—	—	—	—		—
Options exercised	—	—	—	—			—
Options cancelled	—	—	—	—	—	—	—
Options granted (purchase)	138,711	—	—	—	—		138,711
Options granted as of 12.31.98	138,711	—	—	—	—		138,711
Options exercised	—		—	—			—
Options cancelled	—	—	—	—	—	—	—
Options granted (purchase)	—	315,520	—	—	—		315,520
Options granted as of 12.31.99	138,711	315,520	—	—	—		454,231
Options exercised	(1,400)	(2,200)	—	—			(3,600)
Options cancelled	(5,200)	(7,900)	—	—		—	(13,100)
Options granted (purchase)	—	—	139,576	—	—	—	139,576
Options granted (subscription)	—	—	493,028	—	—		493,028
Options granted as of 12.31.00	132,111	305,420	632,604	—	—		1,070,135
Options exercised (purchase)	(25,111)	(20,800)		—			(45,911)
Options exercised (subscription)	—	—	—	—			—
Options cancelled (purchase)	—	—	—	—			—
Options cancelled (subscription)	—	—	(3,200)	—	—	—	(3,200)
Options granted (purchase)	—	—	—	—	—	—	—
Options granted (subscription)	—	—	—	—	—	—	—
Options granted as of 12.31.01 (purchase)	107,000	284,620	139,576	—	—		531,196
Options granted as of 12.31.01 (subscription)	—	—	489,828	—	—		489,828
Options exercised (purchase)	(4,700)	(4,400)	—	—	—		(9,100)
Options exercised (subscription)	—	—	—	—	—	—	—
Options cancelled (purchase)	(4,300)	(8,100)	—	—	—	—	(12,400)
Options cancelled (subscription)	—	—	(13,950)	—	—		(13,950)
Options granted (purchase)	—	—	—	—	—		—
Options granted (subscription)	—	—	—	234,080	462,920		697,000
Options granted as of 12.31.02 (purchase)	98,000	272,120	139,576	—	—		509,696
Options granted as of 12.31.02 (subscription)	—	—	475,878	234,080	462,920		1,172,878
Options exercised (purchase)	—	—	—	—	—	—	—
Options exercised (subscription)	—	—	—	—	—	—	—
Options cancelled (purchase)	(98,000)	(14,200)	—	—	—	—	(112,200)
Options cancelled (subscription)	—	—	(27,200)	(22,090)	(4,400)	—	(53,690)
Options granted (purchase)	—	—	—	—	—	—	—
Options granted (subscription)	—	—	—	—	—	5,200	5,200
Options granted as of 12.31.03 (purchase)	—	257,920	139,576	—	—	—	397,496

Options granted as of 12.3103 (subscription)	—	—	448,678	211,990	458,520	5,200	1,124,388

Technip treasury shares dedicated to the stock purchase options plan							—

Maturity date	04.30.2003	04.30.2004	12.14.2008	12.09.2008	12.09.2008	05.21.2009

(a)	Options utilizable after 3 years as from 04.30.1998
(b)	Options utilizable after 3 years as from 04.30.1999
(c)	Options utilizable after 3 years as from 12.14.2000
(d)	Options utilizable after 3 years from 12.09.2002
(e)	Options utilizable after 3 years from 05.22.2006

Coflexip Stock option plans	Plan 9.2	Plan 9.3	Plan 10	Plan 11
Options granted in	1997	1998	1999	2001	Total
Number of purchase options granted	—	—	—	34,415	34,415
Number of subscription options granted	200,000	123,400	127,386	180,000	630,786
Cumulative figures as of December 31, 2003:
Options exercised (purchase)	—	—	—	—	—
Options exercised (subscription)	(127,926)	(450)	(16,152)	—	(144,528)
Options cancelled (purchase)	—	—	—	—	—
Options cancelled (subscription)	(33,387)	(25,200)	(19,850)	(36,000)	(114,437)
Purchase options granted as of December 31, 2003	—	—	—	34,415	34,415
Subscription options granted as of December 31, 2003	38,867	97,750	91,384	144,000	371,821

(e)	Distributable retained earnings

     The distributable retained earnings of the parent company amount to approximately €300 million as of December 31, 2003, after estimating the amount of precept (special equalization tax on dividends) payable in the event of payment of dividends.

(f)	Statutory legal reserve

     Under French Company Law, companies must allocate 5% of their consolidated statutory net profit for each year to their legal reserve fund before dividends may be paid with respect to that year. Funds are allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. The legal reserve may only be distributed to shareholders upon liquidation of the Company. The statutory legal reserve was €9.8 million at December 31, 2003.

Note 21 — Accrued liabilities

     The principles on the basis of which accrued liabilities are estimated are described in Note 1 (p).

In millions of EUR	12/31/03	12/31/02	12/31/01
Current accrued contingencies:
Foreseeable losses on contracts	6.4	5.5	4.8
Contingencies related to contracts	86.3	59.5	53.2
Other contingencies	41.2	43.1	35.5
Provision for dry-docking	6.1	7.7	14.7
Expenses to complete contracts	74.8	74.9	128.2
Restructuring	7.3	4.2	4.6
Others (*)	12.7	47.6	16.5

Total accrued liabilities	234.8	242.5	257.5

(*) As of December 31, 2002, these include the following contingencies:
CAMC transfer contingencies: €16.9 million,
Exchange loss contingencies: €10.3 million

     The changes in accrued liabilities as compared with December 31, 2002 can be analyzed as follows:

			Decrease	Decrease Unused
	12/31/02	Increase	Used provision	provision	Other changes	12/31/03
	In millions of EUR
Foreseeable losses on contracts	5.5	1.8	(0.9)	—	—	6.4
Contingencies related to contracts	59.5	70.6	(23.1)	(18.3)	(2.4)	86.3
Other contingencies	43.1	19.0	(1.2)	(20.6)	0.9	41.2
Provision for dry-docking	7.7	13.6	(14.4)	—	(0.8)	6.1
Expenses to complete contracts	74.9	54.1	(54.2)	—	—	74.8
Restructuring	4.2	7.7	(4.6)	—	—	7.3
Others	47.6	4.0	(37.7)	—	(1.2)	12.7

Total	242.5	170.8	(136.1)	(38.9)	(3.5)	234.8

     The “Contingencies related to contracts” and “other contingencies” line items related to disputes with regard to contracts.

Note 22 — Financial debt

(a)	Analysis by nature

In millions of EUR	12/31/03	12/31/02	12/31/01
Convertible bonds (a)	715.5	765.3	—
Bank borrowings and credit lines (b)	184.1	187.7	1,394.9
Short-term commercial paper	205.0	276.0	184.5
Bank overdrafts	8.3	7.2	33.9
Refundable advances	6.2	6.2	6.1
Employee loans	—	—	0.1
Accrued interest payable	7.4	—	3.9
Leasing and other	3.0	4.7	15.5

Total financial debt	1,129.5	1,247.1	1,638.9

Short-term financial debt (c)	226.3	297.0	456.7
Long-term Financial debt	903.2	950.1	1,182.2

     (a) At the end of January 2002, Technip issued a bond loan with an option for conversion into new shares and/or exchange for existing shares (OCEANE offer) for an initial amount of €793.5 million. The reimbursement date was set on January 1, 2007 for bonds not converted into shares at this date.

     The OCEANE offer, which received the final approval of the AMF on January 22, 2002, has the following characteristics:

     Issued at a price of €170 (number of bonds issued: 4,667,647)

     The coupon payable on January 1 of each year amounts to 1% per year of the bonds’ nominal value

     The redemption date was set on January 1, 2007 for bonds not converted into shares at such date

     The bond redemption price as of January 1, 2007 is €190.07 in the event of non-conversion or exchange

     The actuarial rate of yield for the bondholder is 3.25% per year in the event of non-conversion or exchange.

     The proceeds from the bond loan were used to repay part of the credit facility entered into by Technip to finance the purchase of Coflexip shares.

     Technip repurchased 293,141 convertible bonds in 2002 and 165,653 convertible bonds in 2003 for the amount of €78.0 million.

     A credit facility for US 50.0 million entered into in 2002, and amended to €75.0 million in 2003, was used to complete the 2002 convertible bonds redemption and 96% of the 2003 convertible bonds redemption. The credit facility can be used in US Dollars or in Euro. The repayment date remains unchanged (December 31, 2007). As a result, the Group has lengthened its debt maturity and has diversified its capital resources denominated in foreign currencies, particularly by using debt in US Dollars, in which many assets and sales contracts of the Company are denominated.

     In accordance with the bond loan issuing contract, the 458,794 convertible bonds thus redeemed have been cancelled, reducing the outstanding amount to €715.5 million as of December 31, 2003.

     (b) The bank borrowings and credit lines as of December 31, 2003, mainly include:

     The credit facility for US$350 million with a consortium of banks with an outstanding balance of US$141 million (€111.6 million) as of December 31, 2003. This credit facility was used by Technip Offshore International and some of its eligible subsidiaries to finance part of the acquisition of the Aker Maritime ASA Deepwater Division in January 2001. This credit facility is fully repayable at maturity on June 26, 2006.

     The US$ 87.0 million (€68.9 million) credit line used to finance the redemption of the convertible bonds which is fully repayable at maturity on December 30, 2007.

     (c) The short-term financial debt, which represents €226.3 million, is broken as follows:

     Commercial paper for €205.0 million (term of 1 to 3 months), Short-term part of the Group long-term debt, which amounts to €5.7 million,

Bank overdrafts and other short-term bank facilities for €8.4 million. Accrued interest on convertible bonds for € 7.2 million

(b)	Analysis by type of interest rate

     (After possible hedging of interest rates)

In millions of EUR	12/31/03
Fixed rate	821.4
Variable rate	308.1

Total	1,129.5

     The variable-rate debt includes US$ 119.0 million (€94.2 million) for which the interest rate has been determined for the whole of the year 2004.

     In 2003, the average rate of the fixed-rate debt stands at 3.52% per year.

     Over the same period, the average rate of the overall Group debt (fixed and variable rate) stands at 1.81% per year (3.10% per year including the amortization of the redemption premium relating to the convertible bond loan).

     The average rate of debt is calculated by dividing the average outstanding debt for the fiscal year by the amount of financial costs for the fiscal year (with the exclusion of bank fees not expressly related to the debt).

(c)	Analysis by currency

In millions of EUR	12/31/03	12/31/02	12/31/01
Euro	938.1	1,054.8	1,189.7
US Dollar	183.9	182.2	432.8
Pound Sterling	2.4	—	8.3
Others	5.1	10.1	8.1

Total financial debt	1,129.5	1,247.1	1,638.9
Less: amounts due within one year	(226.3)	(297.0)	(456.7)

Total long-term debt	903.2	950.1	1,182.2

(d)	Annual maturities of long- term debt

In millions of EUR	12/31/03
2004	5.7
2005	2.8
2006	827.5
2007	69.3
2008 and after	3.6

Total long-term debt (*)	908.9

(*) Includes the short-term part of the long term debt for €5.7 million.

(e)	Debt guaranteed by suretyships and security with regard to immovable property

		12/31/03
In millions of EUR	Guarantee	Without guarantee	Total
Bank overdrafts, short-term facilities and others	—	15.6	15.6
Commercial paper	—	205.0	205.0
Short-term part of long-term debts	3.5	2.2	5.7

Total short term financial debt	3.5	222.8	226.3

Long-term financial debt	2.5	900.7	903.2

Total financial debts	6.0	1,123.5	1,129.5

     As of December 31, 2003, €6.0 million of bank and financial debts used by Technip and its subsidiaries are covered by security with regard to immovable property provided by these companies.

Note 23 — Convertible bond redemption premium

     Following the redemption and the cancellation of 458,794 convertible bonds in 2002 and 2003, the amount of the convertible bond redemption premium has been reduced to €84.5 million (compared to €90.4 as of December 31, 2002 and €93.7 when issued).

Note 24 — Other creditors

In millions of EUR	12/31/03	12/31/02	12/31/01
Payroll costs	70.4	62.0	66.9
Social security charges	38.0	20.6	18.4
Income and value added taxes	288.1	276.7	294.1
Deferred income	13.2	7.1	4.4
Debts on fixed assets	11.5	15.7	9.9
Ongoing project accruals	124.5	78.6	63.5
Fee accruals	2.8	1.9	2.1
Current accounts on ongoing contracts	16.0	28.9	—
Debt covered by a guarantee	—	68.9	66.0
Subsidies	6.6	7.0	6.7
Other	120.8	188.7	130.3

Other creditors	691.9	756.1	662.3

Note 25 — Related party transactions

None;

Note 26 — Commitments and contingencies

     The commitments are presented below. The part concerning financial debt is presented in Note 22. There are no material commitments that are not described below.

		Payments
		Less than one	1 to 5	More than five
Contractual commitments	Total	year	years	years
Capital leases	2.6	1.6	1.0	—	(a)
Operating leases	398.2	48.5	167.1	182.6	(a)
Foreign exchange rate instruments	2 205.7	1 856.5	349.2	—	Note 27 (b)
Interest rate instruments	180.5	94.2	86.3	—	Note 27 (c)

Total	2 789.0	2 000.8	603.6	182.6

		Amount of commitments by period
		Less than one	1 to 5	More than five
Contractual commitments	Total	year	years	years
Parent company guarantees	10 729.4	5 925.7	3 158.5	1 645.2
Others commitments given	1 609.7	523.5	914.2	172.0
Total commitments given	12 339.1	6 449.2	4 072.7	1 817.2	(b)

Total commitments received	592.5	199.2	393.3	—	(b)

(a)	Capital leases and operating leases

     The Group rents various equipment, vessels and buildings, mainly under lease contracts that will end during the next ten years. The Group will be required to replace or change them at that time.

     In 2003, the lease costs amounted to €29.5 million (including leasing of vessels for €13.5 million) compared to €41.3 million in 2002.

     As of December 31 2003, the present value of minimum future lease payments in respect of these leases is as follows:

In millions of EUR	Capital lease	Operating lease
For the year ended December 31,
2004	1.6	48.5
2005	1.0	46.2

In millions of EUR	Capital lease	Operating lease
2006	—	45.9
2007	—	40.1
2008	—	34.8
2009 and thereafter	—	182.6

Total	2.6	398.2
Less interest	(0.4)	—

Total current net value	2.2	398.2

     In 2003, Technip entered into a new lease contract related to a new office building located in Paris-La Défense, which is the Group’s new headquarters. This lease relates to the period from March 1, 2003 to February 27, 2015. The first lease payment of €23.5 million, before indexation to the cost of construction, concerns 2004. The lease payment remains constant per period of 36 months except for changes in the construction index.

     The decrease of the operating leases results from the early withdrawal from a lease relating to a vessel ( “The Dove”).

     In 2003, 2002 and 2001, the Group has entered into no new material capital leases.

(b)	Commitments

     The commitments are presented below:

In millions of EUR	12/31/03	12/31/02	12/31/01
Parent company guarantees	10 729.4	8 807.6	5 507.0
Commitments given	1 609.7	1 696.2	1 558.1
Total commitments given	12 339.1	10 503.8	7 065.1
Commitments received	592.5	445.3	474.0

     Parent company guarantees given by the parent company to customers cover the due and proper performance of the specified contracts-in-progress of which the average duration until termination of the commitments is about 5 years

     Other commitments given mainly represent security, guarantees or counter-guarantees given by financial institutions and insurance companies to various customers in connection with ongoing contracts, in order to secure due and proper performance of the contracts or following the payment of retainage.

     Commitments received mainly relate to similar guarantees or security obtained from suppliers or subcontractors in connection with ongoing contracts..

(c)	Contingencies

Exceptional events and litigation:

     The Company is subject to various legal proceedings and claims arising in the normal course of its business. In the opinion of the management, the probable outcome of these actions will not materially affect the consolidated financial position, results of operations or assets of the Company and its subsidiaries.

     The main litigation in progress is as follows:

     Acquisition by Coflexip of the Aker Maritime ASA Deepwater Division: following this acquisition, Coflexip notified Aker Maritime, that under the price adjustment provisions of the Share Purchase Agreement, it was entitled to a U.S.$ 136.7 million reduction in the purchase price of the Deepwater Division. This litigation finished in 2003. Aker Maritime accepted a reduction of the purchase price of €40.7 million, This price reduction led to a decrease in the goodwill shown in the consolidated financial statements.

     Other pending litigation: on December 21, 2001, a French company filed a complaint with the Tribunal de Commerce (Commercial Court) of Versailles against Coflexip, Coflexip Stena Offshore Limited and Coflexip Stena Offshore International. The claim alleges that Coflexip breached several confidentiality agreements. This company has also brought an action in the courts in Scotland and in the U.S. against Coflexip for infringement of a patent related to “pipe-in-pipe” technologies. The patent of this company was invalidated by the EPO (European Patent Office). On the basis of the available information, Technip believes that these allegations are unfounded and that its potential exposure is not material.

     Siemens subcontracting on Peterhead contract: A German subsidiary of Technip initiated arbitration proceedings against Siemens claiming a price adjustment. The claim relates to a significant increase in the scope of services rendered in completion of a 1998 construction contract for high-pressure connection piping at the Peterhead electrical power plant built by Siemens for Scottish Electric. This litigation came to an end in 2003.

Seamec

     In February 2003, Technip through its subsidiary Coflexip Stena Offshore Mauritius Limited, purchased an additional participation of 20% in the share capital of its Indian listed subsidiary, South East Marine Engineering and Construction Ltd (SEAMEC) in an open offer ordered by the Securities and Exchange Board of India (SEBI) pursuant to the Indian stock exchange Regulations, as a consequence of the change of control of SEAMEC, as the result of the public exchange/cash offer launched by Technip in July 2001.

     The Securities Appellate Tribunal (S.A.T.), at the request of minority shareholders of SEAMEC, ordered Technip, on October 27, 2003 to pay the shareholders who brought their shares to the open offer an additional amount calculated on the quoted value of SEAMEC share in April 2000, based on the allegation that the change of control of Coflexip and consequently the change of control of SEAMEC occurred in April 2000 when Technip acquired the participation of Stena Offshore International BV of 29,68% in the share capital of Coflexip.

     Technip filed an appeal with the Supreme Court of India and on January 9, 2004 was granted a stay of the S.A.T. decision on the condition that bank guarantees be issued in order to secure the relevant amount, pending final decision on the merit. A bank guarantee of an amount of 2.25 billion Indian Rupees, i.e. 40 million euros for the principal amount has been issued on February 17, 2004. Based of the evaluation made by the group of its exposition on this litigation, no provision has been made in the December 31, 2003 accounts.

(d)	Retirement indemnities and related commitments

     The Group contributes to retirement or post-retirement benefit schemes in conformity with the laws and usual practices of countries where the subsidiaries operate.

Benefit obligations (euros in millions):	2003 (*)
Actuarial debt	182.3
Market value of hedging assets	58.3
Financial hedging	124.0
Unrecognized assets	34.7
Net provision (consolidated financial statements)	89.3

(*) amounts may be modified in accordance with IFRS

     Actuarial valuation of Technip’s obligations regarding retirement benefit schemes and other commitments such as post-retirement healthcare benefit schemes are determined in conformity with the 2003 R01 recommendation of the CNC. Hedging plan assets are estimated at Fair Value. The calculations were based on actuarial assumptions especially defined for each entity (personnel turnover and future salary increases) and on the following key actuarial assumptions :

	France	Germany	Netherlands
Discount rate	4.5%	5.5%	5.0%
Expected return on plan assets	4.6%	NA	4.6%

     Discount rate depends on retirement benefit schemes.

Main benefit schemes are described as follows:

     For Italian companies, retirement indemnities paid to the employees are determined on the basis of the current wage and professional years spent in the company. Actual benefit obligations amount to €24.4 million.

     For German companies, the three benefit schemes are described as follows:

•	In the event of death, disability or retirement before 65 years of age, the company has to pay employees indemnities.

•	For employees with over 10 years’ length of service and who are over 35 years of age, the company offers a supplementary retirement plan.

•	The company pays employees with 25 years’ seniority or more with the Company a bonus . The indemnity is equal to at least one month’s salary.

     For employees of German companies, actual benefit obligations amount to €52.4 million.

     For Dutch companies, the calculation of retirement indemnities is based on a supplementary defined benefit retirement plan. Actual benefit obligations amount to €55.9 million.

     In France, the Group is committed to paying retirement indemnities that are determined on the basis of the wage at retirement date and professional years spent in the company. Actual benefit obligations amount to €29 million.

Note 27 — Market related exposure and financial instruments

(a)	Liquidity risk

A- Technip group financing is carried out within the scope of a group policy implemented by the Finance and Control management department.

B- Cash management is centralized at the head office and coordinated through the financial centers located in the Group’s main operating subsidiaries.

     In 2003, the GEIE Technip Eurocash, created in 1999 and acting as a cash pooling entity for the Group’s various entities in respect of the various legislation and regulations in force locally was transformed into an “SNC” (general partnership). Thus, the GEIE Technip Eurocash entered into cash pooling agreements with the Group’s main subsidiaries in order to pool the surplus cash, to meet their needs by pooling the Group’s financial resources except when economic and financial conditions lead to priority being given to a local debt. Technip Eurocash’s management committee is made up of representatives of Group entities that are members of the SNC. This committee meets several times per year.

C- At the end of January 2002, Technip took advantage of beneficial market conditions to issue a bond loan with an option for conversion into new shares and/or exchange for existing shares (the OCEANE offer) for a nominal amount of €793.5 million (see Note 22).

The redemptions of convertible bonds in 2002 and in 2003 were mainly refinanced by a bank credit (expiry September 2007). The additional redemptions made in 2003 and those made since January 1, 2004, which have all been financed by means of cash, may be refinanced by the use of another credit facility confirmed since the 4th quarter of 2003 with maturity on December 31, 2008. (see Notes 22a) and 28c)).

Technip has extended the average maturity of its debt by replacing a debt amortized biannually from June 30, 2002 to December 31, 2006 by (i) a redeemable bond issue at a single date as of January 1, 2007, in the absence of conversion in consideration for a reduced financial cost in cash, and (ii) partially in 2003 by means of a credit facility which matures at the end of 2007. Technip also has the possibility of extending the maturity of part of its debt as of December 31, 2003 through the use of another credit facility not drawn down as of December 31, 2003 maturing at the end of 2008.

D- At December 31, 2003, the Group has various non-used financing sources that allow it to finance its needs:

1/ Multi-currency credit lines amounting to the equivalent of € 330 million granted by several banks to Technip Eurocash: these credit lines’ maturity dates are in 2004, but they may be renewed several months before their respective maturity dates.

•	2/ A € 387 million and US Dollars 42 million (€ 33.3 million) credit line granted to Technip by a consortium of banks in October 2001. These amounts correspond to the balance of the credit facility taken out during the public offer on Coflexip, initially € 1,265 million and then US Dollars 70 million after the various payments that occurred since October 2001.

•	The financial characteristics of this credit line are as follows: The available amount of € 387 million is reduced by € 35 million on December 31, 2004, the balance is reduced twice-yearly by four equal amounts as from June 30, 2005

•	The available amount of US Dollars 42 million continues to be reduced twice-yearly by equal amounts as of June 30 and December 31 of each year, until December 31, 2006

The credit line is not guaranteed by security with regard to immovable property granted on the Group’s assets.

This credit line comes with the usual commitments from Technip main entities At December 31, 2003, the debt position of the Group easily meets the maximum ratios insert in the banking “covenants”. Technip estimates that the probability of occurrence of a situation of anticipated maturity is low on the basis on its projected cash flow situation,

3/ A bank credit amounting to €200 million also usable in US Dollars , granted to Technip. Its maturity date is December 31, 2008. The commitments are the same as those mentioned for the previous credit line.

4/ The balance not used by Technip and its eligible subsidiaries amounts to US Dollars 209 million (€165.5 million) of a total credit facility amount of US Dollars 350 million taken out for financing the purchase of the Aker Maritime ASA Deepwater Division by Coflexip. This credit facility is not guaranteed by security with regard to immovable property provided on the Group’s assets. It contains the usual commitments from Technip and from the main entities eligible as borrowers. Technip estimates that the probability of occurrence of a situation of anticipated maturity is low on the basis on its projected cash flow situation.

5/ Various non-used credit facilities amounting to € 14.8 million

The credit agreements with respect to these various financing arrangements do not include an early payment clause in case of deterioration of the borrower’s rating. As of December 31, 2003, bank credit lines confirmed and available for the Group (excluding the credit facility of €200 million mentioned above) amount to € 931 million of which € 547 million are available beyond December 31, 2004. The outstanding commercial papers issued at the same date amount to € 205 million for terms of 1 to 3 months within the scope of the program declared to the “Banque de France” for a maximum amount of € 600 million.

E- The long-term debt payment schedule is provided in Note 22. The amounts due with respect to 2004 and 2005 amount to € 8.6 million.

(b)	Currency risk

     As indicated in Note 1 (e), Technip uses financial instruments to manage its exposure to currency risks incurred in the normal course of its business. The Group does not use financial instruments for trading or speculative purposes. The exchange hedging contracts are divided up between several counter parties who are selected after due analysis.

     The primary hedging instruments used to manage its exposure to currency risks are as follows:

	12/31/03				12/31/02	12/31/01
	In millions of EUR
	Maturity		Fair value	Nominal value	Nominal value	Nominal value
	2005 and after	2004
Buy currency, sell national currency (forwards and swaps)	63.3	441.2	(70.0)	504.4	545.9	98.3
Sell currency, buy national currency (forwards, swaps and options)	201.2	1,203.1	198.1	1,404.3	1,182.8	738.0
Sell/Buy foreign currencies	84.8	214.2	17.7	299.0	171.2	90.5
Total	349.2	1,858.5	145.8	2,207.7	1,899.9	926.8

(c)	Interest rate risk

     The table hereafter presents the maturity of the financial assets and the financial debts of Technip at December 31, 2003. The schedule of maturity corresponds to the date of the revision of the interest rates. It presents the amount of interest rate swaps carried out for the debt.

In millions of Euro	Technip Group
	Call money rate
	within 1 year and
	variable rate	1 to 5 years	Over 5 years	total
Financial debt (a)	406.8	722.7	—	1129.5
Financial assets (b)	892.4	—	—	892.4
Net
(c)=(a)-(b)	(485.6)	722.7	—	237.1
Commitments*
(d)	(86.3)	86.3	—	—
Net
(c)+(d)	(571.9)	809.0	—	237.1

*Operations that modify the nature of interest rate and/or the schedule of maturity of the financial debt.

Analysis of the sensitivity of the situation to the change in interest rates: Inasmuch as the net indebtedness before and after management within 1 year and variable rate is negative, Technip is not exposed to interest rate risk on its debt.

Method of monitoring the interest rate risk: Technip regularly analyzes its exposure to interest rate risk. This activity is the responsibility of the Treasury Department and the Deputy Financial Director in charge of the financing and the treasury of the Group, who in turn reports to the Group Chief Financial Officer. This department at head office consists of 13 people.

Interest rate hedging transactions and the methods of hedging are described below.

The Group does not use financial instruments for the purpose of speculating.

As of December 31, 2003, before recourse to interest rate swaps, the outstanding fixed-rate debt amounts to € 735.4 million, including mainly the outstanding amount of 715.5 million related to the bond issue.

In addition, the Group hedged US Dollars 109 million (€86.3 million) of its bank debt at a variable rate by swaps transforming them into fixed-rate debt. The underlying debt with regard to these hedging transactions relates to a part of the outstanding amount of the credit facility used to finance the acquisition of the Aker Maritime ASA Deepwater Division.

The total amount of the fixed-rate debt amounts to € 821.7 million as of December 31, 2003.

Furthermore, at the end of 2003, the Group fixed the interest rate for the whole of year 2004 of a financial debt (with a variable rate) of US Dollars 119 million (€94,2 million) thanks to Forward Rate Agreement — FRAs entered into by the Group.

The hedging transactions and forward rate agreements were entered into with bank counterparties that satisfy the Group’s criteria.

(d)	Credit risk

A significant portion of the Company’s activity is concentrated with a limited number of customers since the worldwide market is dominated by a small number of major oil and gas companies. The Company regularly performs credit risk analyses before entering into contracts and has set up procedures for monitoring payments made by customers.

The Group has not observed in 2003 and to date significant payment defaults by its customers.

Note 28 — Subsequent events

(a)	Redemption of convertible bonds

From January 1, 2004 to the beginning of February 2004, Technip redeemed 419,742 additional convertible bonds for an amount of € 71.4 million, thus increasing the number of the convertible bonds redeemed since the issue to 878.536.

In accordance with the issue contract, these redeemed convertible bonds were cancelled. The outstanding amount of the convertible bond issue has thus decreased to € 644.1 million (as against €715.5 million as of December 31, 2003).

Following the redemption and the additional cancellation of 419,742 convertible bonds since January 1, 2004, the redemption premium amount has decreased to € 76.1 million (as against €84.5 million as of December 31, 2003)

In order to refinance the redemptions carried out in 2003 and 2004 (which are not financed by the credit facility authorized in 2002), the Group has another bank credit usable in US dollars or euro

(b)	Repurchase by the Group of its own shares

In January 2004, Technip repurchased 15 028 of its own shares.

In February 2004, Technip repurchased 257 920 of its own shares following the automatic exercise of the call option with regard to Technip shares, entered into previously in order to cover the 1999 Stock Option Plan (purchase options), as the price of the Technip share has exceeded the price above with this call option is to be automatically exercised. These shares should be resold to the people concerned by the 1999 Plan before April 30, 2004, the expiration date of this plan.

© Capital increase reserved for employees

The Technip Group announced in November 2003 the implementation of an employee shareholding plan. This operation which offers the choice between a “traditional” formula and a formula referred to as “leverage” concerned approximately 12 000 Group employees in France and in foreign countries. The subscription price was set on February 9, 2004 at an amount of €73.63. This amount corresponds to 80% of the average of the first Technip stock prices on the Euronext Paris Premier Marché during the 20 trading-days before February 9, 2004. For the employees of the American subsidiaries, the subscription price is €78.23 corresponding to 85 % of the reference stock price (€92,04). The date of enjoyment of this new capital increase was set at January 1, 2003.

The number of issued shares will be about 331.780, which will lead to an equivalent capital increase for Technip in march 2004.

Note 29 — Scope of consolidation

List of the main consolidated subsidiaries as of December 31, 2003

Consolidated companies		12/31/2003
Technip sub-group	City / Country	% control
Technip	France	Parent company
Technip France	France	100%
Technip Eurocash	France	100%
TPL — Technologie Progetti Lavori SpA	Italy	100%
Technip Italy	Italy	100%
TPG UK	UK	100%
Technip TPS	France	100%
Technip Iberia	Spain	100%
S.C.I. CB3 Défense	France	100%
Technip Overseas	Panama	100%
Technip Benelux NV	Belgium	100%
Technip Capital	Belgium	100%
ABAY Engineering	Belgium	100%
Technip Far East	Malaysia	100%
Technip Anlagenbau Gmbh	Germany	100%
Technip International AG	Switzerland	100%
TTIL SNC	France	100%
Technip KT India	India	100%
Technip Upstream Houston (ex. CBS Engineering)	USA	100%
Technip USA	USA	100%
Technip Benelux BV	Netherlands	100%
Technip Americas	USA	100%
Technip Holding Benelux BV	Netherlands	100%
Technip KTI SpA	Italy	100%
Technip Germany	Germany	100%
EHR	Germany	100%
Technip Seiffert	Germany	100%
IG Spa	Italy	100%
Technip Singapour	Singapore	100%
Technip Middle East	United Arab Emirates	100%
Technip Engenharia	Brazil	100%
Citex	France	100%
Eurobatch	France	100%
SNPE Ingénierie Défense	France	100%
Seal Engineering	France	100%
Technipnet BV	Netherlands	100%
Technip Nouvelle-Calédonie	New Caledonia	100%
Engineering Re	Switzerland	100%
EPC-Business BV	Netherlands	100%
Technip Bolivar	Venezuela	100%
Technip Oil & Gas BV	Netherlands	100%
Technip Portugal	Portugal	93,75%
PT Technip Indonesia	Indonesia	90%
Technip Biopharm	USA	85%
Technip CIS	Russia	70%
Technip Tianchen	China	60%
TSS Dalia SNC	France	45%
Bechtel Technip Goro, LLC	USA	50%
BRI-Technip (Q-CHEM)	Qatar	50%
CTME FZCO	United Arab Emirates	50%
SPF-TKP Omifpro SNC / SP-TKP Fertilizer	France /Italy	50%

Consolidated companies		12/31/2003
Technip sub-group	City / Country	% control
Technip India	India	50%
UCI FZC (Amenam)	United Arab Emirates	50%
Technip Engineering (B)	Brunei	49%
Technip Engineering Thaïland	Thaïland	49%
Dalia Floater Angola	France	45%
Tipiel	Colombia	44,10%
TPG (M)	Malaysia	44,10%
Technip Angola	Angola	60%
TP Saudi Arabia	Saudi Arabia	40%
Consorcia Contrina SNC/CC(S)V	France/Venezuela	34,40%
Saibos Akogep SNC	France	30%
Madecos (TSKJ/LNG)	Portugal	25%
Nargan	Iran	20%
Inversiones DIN S.A. / DIT Harris	Venezuela	20%

Consolidated companies		12/31/2003
Coflexip sub-group	City / Country	% control
Technip Offshore International	Paris, France	100%
Flexifrance	Le Trait, France	100%
Technip Offshore Nigeria ltd	Lagos, Nigeria	100%
Cofleximmo	Paris, France	100%
Technip Marine	Paris, France	100%
Angoflex S.A.	Paris, France	100%
Angoflex limitada	Lobito, Angola	70%
Coflexip Développement	Paris, France	100%
Technip Offshore N.V.	Amsterdam, Netherlands	100%
Technip Offshore Contracting B.V.	Amsterdam, Netherlands	100%
Technip Offshore Holdings Ltd.	Aberdeen, UK	100%
Technip Offshore UK Ltd.	Aberdeen, UK	100%
Technip Ships One Ltd.	Aberdeen, UK	100%
Technip Ships Three Ltd.	Aberdeen, UK	100%
Technip-Coflexip U.K. Holdings Ltd	Aberdeen, UK	100%
Coflexip U.K. Ltd.	Aberdeen, UK	100%
Perry Slingsby Systems Ltd.	Aberdeen, UK	100%
DUCO Ltd.	Newcastle, UK	100%
Genesis Oil and Gas Consultants Ltd	Aberdeen, UK	100%
Coflexip UK Ltd	Aberdeen, UK	100%
Technip Offshore Norge AS	Oslo, Norway	100%
Technip-Coflexip Norge AS	Oslo, Norway	100%
Coflexip Stena Offshore AS	Lysaker, Norway	100%
Technip-Coflexip U.S.A. Holdings Inc.	Houston, Texas, USA	100%
Technip Offshore Contractors Inc.	Houston, Texas, USA	100%
R.J. Brown Deepwater, Inc	Houston, Texas, USA	100%
DUCO Inc.	Houston, Texas, USA	100%
Coflexip Maritime Inc	Houston, Texas, USA	100%
Technip Offshore Inc	Houston, Texas, USA	100%
Technip Offshore Mooring Inc	Houston, Texas, USA	100%
Deep Oil Technology Inc	Houston, Texas, USA	50%
Genesis Oil and Gas Consultants Inc	Houston, Texas, USA	100%
Gulf Marine Fabricators Inc	Houston, Texas, USA	100%
Spars International Inc	Houston, Texas, USA	50%
Perry Slingsby Systems Inc.	Jupiter, Florida, USA	100%
Technip Offshore Canada Limited	St John’s, Canada	100%
Technip Offshore Jersey Ltd.	Jersey	100%
Coflexip Stena Offshore Mauritius Ltd.	Mauritius	100%
Flex Service N.V.	Dutch Antilles	100%
Sunflex Offshore N.V.	Dutch Antilles	100%
Flexone N.V.	Dutch Antilles	100%
Brasflex Tubo flexiveis Ltda	Rio de Janeiro, Brazil	100%
Brasflex Overseas Inc	Virgin Islands	100%

Consolidated companies		12/31/2003
Coflexip sub-group	City / Country	% control
SeaOil Marine Services Inc	Cayman, Islands	100%
Flexibras Tubos Flexiveis Ltda	Vitoria, Brazil	100%
Technip Oceania Pty Ltd	Perth, Australia	100%
Technip CSO Australia Pty Ltd.	Perth, Australia	100%
Technip CSO Oceania Pty Ltd	Perth, Australia	100%
Technip CSO Oil and Gas Pty Ltd	Perth, Australia	100%
Genesis Oil and Gas Consultants Pty Ltd	Perth, Australia	100%
South East Asia Marine Engineering & Construction Ltd .	Calcutta, India	78,2%
Technip Rauma Offshore OY	Finland	100%
Mantyluoto Works OY	Finland	100%
PI Rauma OY	Finland	50%
Coflexip Singapore Pte	Singapore	100%

6. SUPPLEMENTARY NOTE — DIFFERENCES WITH U.S. GAAP

NOTE 1 — DIFFERENCES WITH US GAAP

     As a result of the listing of Technip shares on the NYSE (American Depositary Shares), the Company reconciles its financial statements from French GAAP to U.S. GAAP and will file, before the end of June 2004, a Form 20F with the Securities and Exchange Commission including the consolidated financial statements as of December 31, 2003 filed in France as well as a note on the differences involved. This document will be available on the web site of the Company after its registration with the SEC.

     The main differences in the consolidated net income of the Group, in the process of being audited at the time of registration of this shelf-registration document, between French and U.S. GAAP are as follows:

(a)	Contract cost accounting

     The valuation of certain contracts under French GAAP include General and Administrative costs, which would be recorded under U.S. GAAP in the income statement when expensed.

(b)	Contract bid costs accounting

     When directly attributable to a future turnkey contract, the signature of which can be reasonably expected, contract bid costs are capitalized under French GAAP. Under U.S. GAAP, such costs are be expensed as incurred.

(c)	Accounting for foreign currency transactions on long-term contracts

     Under French GAAP, these transactions are recorded at the contract exchange rate determined for each contract. Monetary assets and liabilities denominated in foreign currency are translated at year-end exchange rates, except for the “contracts-in-progress” and “progress payments on contracts” line items, which are valued using the contract exchange rate. Resulting exchange gains or losses are recorded in the income statement. Under U.S. GAAP, foreign currency transactions are recorded at the spot rate. Exchange gains or losses resulting from the translation at year-end of the balances denominated in foreign currency are included in net income.

     Under French GAAP, the fair values of the hedging instruments related to future transactions are not recorded. Under U.S. GAAP, they are recorded in accordance with SFAS No. 133 in the balance sheet. Changes in these fair values are reported either in shareholders’ equity or in the income statement, in accordance with the hedging criteria as defined by SFAS No. 133.

     Embedded derivatives with respect to contracts in foreign currency as defined by SFAS No. 133 are recorded at their fair value. Changes in their fair values are reported in the income statement.

(d)	Pension and similar obligations accounting

     Under French GAAP, pension and similar obligations are recorded in accordance with the practices prevailing in each country. Under U.S. GAAP, valuation methods and assumptions have been harmonized.

(e)	Stock based compensation accounting

     Under French GAAP, common stock issued upon the exercise of options granted to employees and directors are recorded as an increase in capital at the exercise price on the exercise date. In accordance with applicable French rules, the Company does not record any compensation expense. For certain stock option plans, U.S. GAAP requires that the related compensation be measured as the difference between the fair value at the grant date and the employee exercise price and be recognized over the vesting period.

( f) Accounting for goodwill amortization

     Under U.S. GAAP, goodwill recognized on business combinations after July 1, 2001 is no longer amortized in the income statement. From January 1, 2002, the goodwill will no longer be amortized in the American income statement.

Supplementary Note — Differences with U.S. GAAP

	As of December 31
	in millions of EUR
	2003 (*)	2002	2001
Net income according to French GAAP	(19.7)	(29.4)	108.1

Recurring items:
Contract costs	0.5	(2.6)	2.6
Contract bid costs	1.1	(2.6)	1.2
Foreign currency transactions	(10.4)	(15.6)	(15.9)
Derivative instruments	(0.6)	28.1
Pension and similar obligations	(6.2)	3.2	0.9
Stock based compensation	(0.1)	(4.8)	(9.4)
Goodwill amortization	113.7	117.8	20.5
Others	(0.7)	(0.7)	0.7

	97.3	122.8	0.6

Total U.S. GAAP adjustments before tax effect	97.3	122.8	0.6

Tax effects of the above adjustments	5.1	(10.1)	4.4

Effect of derivative instruments after tax (year of adoption°			1.7

Net income according to U.S. GAAP	82.7	83.3	114.8

(*) Being audited

7. STATUTORY AUDITORS’ REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the shareholders,

In our capacity as statutory auditors appointed by your shareholders’ meetings, we have conducted an audit of the accompanying(*) consolidated financial statements of Technip for the financial year ended December 31, 2003.

These financial statements have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

I. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in these financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We certify that the consolidated financial statements, prepared in accordance with generally accepted accounting standards in France, give a true and fair view of the company’s financial position and assets and liabilities, as well as the results of the companies included in the scope of consolidation.

As indicated in the introductory note (d) to the financial statements, it should be noted that the company has decided to report the goodwill amortization separately from the operating income. A similar classification has been made with respect to the previous financial years presented for comparison purposes.

II. Justification of our assessments

In accordance with the provisions of Article L.225-235 of the French Commercial Code relating to the justification of our assessments, which came into effect for the first time this year, we wish to bring the following matters to your attention:

•  As indicated in notes 1 (c) and (d) to the financial statements, Technip uses significant accounting estimates, to determine, in particular, the income at completion of each contract, which is evaluated on the basis of the most recent available data with regard to progress. Within the scope of our assessment of the significant estimates used to draw up the financial statements, we reviewed the processes set up by the company in this respect, assessed the data and assumptions used as a basis for these estimates and compared the accounting estimates of the previous periods with the corresponding actual figures.

•  As indicated in note 1 (h) to the financial statements, Technip carries out impairment tests for goodwill by using the discounted future cash flow method, as determined on the basis of strategic plans drawn up by the company and approved by the Management. Within the scope of our assessment of significant estimates used to draw up the financial statements, we reviewed the assumptions adopted, the calculations made by the company, the consistency of the methods and the evaluations justifying the absence of impairment of goodwill as at December 31, 2003.

•  Deferred taxes resulting from tax loss carryforwards (see note 8 (c)) are recorded as an asset in the consolidated balance sheet for the amount deemed recoverable within the near future only. This estimate was based on the income forecasts for the subsidiaries concerned. Within the scope of our assessment of the significant estimates used to draw up the financial statements, we have examined the assumptions used to record these deferred tax assets.

(*) presented on pages 4 to 50 in this shelf-registration document

We have verified that these estimates are reasonable. It should be noted that as forecasts are uncertain due to their very nature, the actual figures may sometimes vary significantly.

Our assessments on these matters were made in the context of the performance of our audit of Technip’s consolidated financial statements as at December 31, 2003, taken as a whole and therefore contributed to the development of the unqualified audit opinion expressed in the first part of this report.

III. Specific procedure prescribed by law

We have also reviewed the information contained in the Group Management Report in accordance with professional standards applied in France. We have nothing to report with respect to its fairness and its consistency with the consolidated financial statements.

Neuilly-sur-Seine and Saint-Gratien, April 2, 2004

The Statutory Auditors

BARBIER FRINAULT & AUTRES Gilles Puissochet	Claude Charron

PARENT COMPANY

FINANCIAL STATEMENTS

December 31, 2003

(Condensed presentation)

1. Preliminary Note

The parent company financial statements of Technip are summarized below and disclose the main points of the financial data and the results of operations.

The main activity of Technip consists in holding interests in affiliates, receiving dividends, centralizing and re-invoicing both management fees and other costs like insurance, information systems costs and financing costs and guarantees.

During the first half of 2003, SCI CB3, a wholly-owned subsidiary of Technip, sold for an amount of 100.2 million euro the building it owned and leased to Technip France. SCI CB3 will only be dissolved at the time of total discontinuation of its business activities. In the meantime, a valuation allowance is booked for the total amount of the shares (i.e. 86.1 million euro).

Since March 2003, the Technip group is the lessee (through the intermediary of Technip) of the Tour Technip (Adria) in La Défense.

In July 2003, Technip merged with Coflexip, in which its interest was 98.26% of the capital following the acquisition of 29.7% of this company in April 2000 and the balance at the time of the public offers (‘OPA’ and ‘OPE’) at the end of 2001 with respect to Coflexip and Isis. Following this merger, Technip holds 100% of Technip Offshore International.

During 2003, Technip continued with its program of redeeming bonds with respect to the OCEANE bond loan issued in January 2002 and the nominal amount of the bond issue was reduced from 765.3 million euro as of January 1, 2003 to 715.5 million euros as of December 31, 2003. The redemption premium related to this bond issue, which amounted to 90.4 million Euro at the beginning of the year was reduced to 84,5 million euros.

The complete version of the parent company financial statements is available at the Company’s headquarters.

2. Balance sheets as of 12.31.2003, 2002, 2001 (before allocation of net income)

			(million euros)
ASSETS	note		2003	2002	2001
Fixed assets	6,1		3 161,8	3 203,1	3 680,4
Current assets			331,0	214,8	160,8
Cash and cash equivalents	(*	)	13,0	12,4	2,7
ASSETS			3 505,8	3 430,3	3 843,9

		(million euros)
LIABILITIES AND SHAREHOLDERS’ EQUITY	note	2003	2002	2001
Shareholders’ equity (excluding net income)		1 792,1	1 714,9	2 063,1
Net income		8,3	105,8	95.8
Accruals	6.2	49,8	40,8	36,6
Financial debt	6.3	1 611,3	1 532,1	1 616,9
Other current liabilities		44,3	36,7	31,5
LIABILITIES AND SHAREHOLDERS’ EQUITY		3 505,8	3 430,3	3 843,9

(*)	this item includes €9.7 million in treasury shares.

3. Statements of Income as of 12.31.2003, 2002, 2001

		(million euros)
	note	2003	2002	2001
Operating income		1,1	(10,5)	(3,4)
Net financial income	6.5	13,1	84,4	101,6
Net extraordinary items	6.6	(0,1)	9,5	(1,9)
Income tax & Employee profit sharing	6.7	(5,8)	22,4	(0,5)
NET INCOME		8,3	105,8	95,8

4. Statement of cash flows as of 12.31.2003, 2002 and 2001

	million euros
	12.31.2003 (12 months)		12.31.2002 (12 months)		12.31.2001 (12 months)
CASH FLOW FROM OPERATING ACTIVITIES
Net Income	8,3		105,8		95,8
Amortization and depreciation of intangibles, property, plant, eq.	33,1	(a)	11,8	(a)	5,4	(a)
Change in provision	100,3	(b)	27,4		1,1
Dividends from Technip treasury shares	0,2		(11,1)
Net gain (or loss) on disposal of fixed assets	0,2		(8,4)

CASH FLOW FROM OPERATIONS	142,1		125,5		102,3
Change in working capital items	(147,7	) (c)	(54,3	) (d)	(2,3)
Change in deferred charges	(1,1)		(14,6)		(44,4)
Change in treasury shares	6,4				(2,5)

Change in working capital	(142,4)		(68,9)		(49,2)
1) NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(0,3)		56,5		53,1

CASH FLOW FROM INVESTING ACTIVITIES
Capital expenditure (intangibles)	0,0		(0,1)		(0,1)
Capital expenditure (property, plant and equipment)	(12,2)		(0,0)		(0,1)
Increase (decrease) in financial investments	6,6		21,3	(h)	(998,2	)(i)
2) NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(5,6)		21,1		(998,4)

CASH FLOW FROM FINANCING ACTIVITIES
Increase (decrease) in short-term debt (Affiliates)	3,0		2,7		(104,3	)(g)
Increase (decrease) in short-term debt (Eurocash)	55,9		9,7		135,6
Isis cash contribution			143,0
Increase (decrease) in long-term debt — Credit facility	68,8	(l)	(878,9	)(f)	947,9	(j)(g)
Increase (decrease) in long-term debt — Bond issue	(42,7	)(m)	765,3	(f)
Capital increase	0,0		12,1		10,0	(k)
Capital decrease	(1,0)		(45,4	)(e)
Dividends paid	(77,1)		(79,7)		(50,9)
3) NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	6,9		(71,1)		938,3

1) - 2) - 3) — NET INCREASE (DECREASE) IN CASH & CASH EQ.	1,0		6,6		(6,9)
CASH & CASH EQUIVALENTS AT BEGINNING OF THE YEAR	11,8		2,6		9,5
Cash from merger of ISIS with Technip			2,6

CASH & CASH EQUIVALENTS AT END OF THE YEAR	12,8		11,8		2,6
CASH & CASH EQUIVALENTs
Cash and marketable securities	13,0		12,4		2,7
Short-term credit lines	(0,2)		(0,6)		(0,1)
TOTAL	12,8		11,8		2,6

(a)	This item includes the amortization of the acquisition costs of Coflexip amounting to 9.2 million euro in 2003, 9.4 million euro in 2002 and 5.4 million euro in 2001 and the amortization of the redemption premium of the bond issue for 16.1 million euro in 2003 and 16.8 million euro in 2002.

(b)	Includes €86.1 million valuation allowance on SCI CB3 shares resulting from the disposal of the building owned by SCI CB3

(c)	This is mainly due to the €73.4 million net income of SCI CB3

(d)	The main variations result from Isis and principally from the termination of the Géoservices debt for an amount of 70.4 million Euro and dividends to be paid for 11.4 million Euro.

(e)	Represents the cancellation of the Technip treasury shares purchased over the period, except those classified as assets and allocated to a stock option plan.

(f)	The bond loan enabled the company to repay a part of the Credit facility. The balance has been financed by the GEIE Eurocash and the cash from the merger with Isis.

(g)	This includes installment C of the Credit facility (75 million Euro)

(h)	This includes the transfer of Novasep shares by Isis before the merger (19.8 million Euro)

(i)	This includes the acquisition of 69% of Coflexip — Amount paid in cash: 995 million Euro

(j)	Credit Facility (Financing the offer on Coflexip) = Initial amount of 1 030 million Euro, repayment of 150 million Euros, increase of 75 million Euro in order to finance Coflexip acquisition debt.

(k)	Not including the capital increase following the exchange offers on Coflexip and ISIS: 10 565 723 shares issued (1 563,6 million Euros)

(l)	Includes installment A: 34.4 million Euro and installment B: 34.4 million Euro

(m)	Redemption of 293 141 bonds at a nominal value of 170 Euro each.

5 — Notes on accounting policies

Accounting policies used by Technip in preparing the financial statements conform to generally accepted accounting principles in France. No major changes in the accounting principles have occurred during the 2003 fiscal year.

     5.1 — Foreign currency transactions

     Transactions in foreign currencies related to financial revenues or expenses are recorded in accordance with current accounting policies.

     At year-end, receivables and liabilities are translated at the exchange rates prevailing at balance sheet date and any differences are recorded as unrealized exchange losses or gain.

     At year-end, the exchange risk is assessed on the basis of the overall situation of the company with respect to foreign currency translation. If a potential loss is identified, a provision for exchange risk is set aside for the same amount.

     5.2 — Accounting policies for provisions regarding subsidiaries

Provisions are set aside with respect to shares and related receivables whenever the value of the investment is higher than the share held in the shareholders’ equity, adjusted in order to take into account certain commitments entered into by the parent company and the prospects for development of the subsidiary.

For the major subsidiaries, these prospects are assessed on the basis of forecasts of future cash flow, based on the most likely scenarios adopted by management.

     All provisions for contingencies related to subsidiaries are fully recorded under financial expenses whether they cover write-down of investments in affiliated companies, related receivables or the setting aside of additional provisions for contingencies.

     In the financial result, waiver of debts granted to subsidiaries, to the extent covered by provisions, are offset by the reversal of the relevant provision.

     In the financial result, sales of investments in subsidiaries, to the extent covered by provisions, are offset by the reversal of the relevant provision.

5.3 — Shares held by the company

Shares held by the Company are recorded in assets under marketable securities.

5.4 — Provisions for contingencies

Provisions for contingencies include provisions for retirement commitments, provisions for contingencies and provisions for miscellaneous expenses.

When several subsidiaries or partners are involved in a contract in force, the complexity of the applicable national rules and regulations in countries where the Company operates, such as administrative and tax rules and regulations, may sometimes cause the Company to set aside provisions with respect to these risks.

6 — Notes to financial statements

6.1 — Fixed Assets

	(million euros)
	Gross value	Depreciation & Amortization	Net Value
12/31/2003
Intangible assets	1,6	1,6	0,0
Property, plant and equipment	5,7	2,8	2,9
Investments	3 264,5	64,3	3 200,2
Total fixed assets	3 271,8	68,7	3 203,1

12/31/2003
Intangible assets	1,6	1,6	0,0
Tangible assets	17,9	4,0	13,9
Investments	3 307,4	159,5	3 147,9
Total fixed assets	3 326,9	165,1	3 161,8

The main movements in property, plant and equipment relate to the fixtures and fittings relating to the fitting out of the Adria building.

The main changes in investments for the year consist of:

     The acquisition of 100% of Technip Offshore International shares and the cancellation of Coflexip shares as the result of the merger of
     Technip and Coflexip for 49.5 million Euro corresponding to the capital increase and the paid-in surplus.

The valuation allowance with respect to SCI CB3 shares for an amount of 86.1 million Euro.

6.2 — Marketable securities

(in millions of EUR)	2003	2002	2001
Money market mutual funds	1,1	1,1	—
Shares	—	3,6	—
Treasury shares	9,7	3,2	—
Provisions	—	(3,5)	—
TOTAL	10,8	4,4	—

6.3 — Provisions

At year-end, the provisions consist of miscellaneous expense items for 35.6 million Euro, a provision for exchange for 8.8 million Euro and a provision for miscellaneous risk for 4.9 million Euro.

6.4 — Financial debt and loans

Debt relates on the one hand to the bond loan issued to finance the offer on Coflexip for an amount of 800 million Euro and on the other hand to the current account with Technip Eurocash SNC for an amount of 731.3 million Euro.

6.5 — Compensation paid to the members of the Board of Directors

The directors’ fees allocated to the members of the Board of Directors by Technip in 2003 amount to 157 500 euros.

The gross amount of compensation and the other benefits in kind paid to the members of the Board of Directors amount to 778 840 Euro in 2003.

No loan was granted to the Chairman and Chief Executive Officer during the fiscal year.

6.6 — Net financial income

The financial income is mainly composed of the following items:

	(millions of EUR)
	12.31.2003	12.31.2002
Dividends from investments	194,9	158,8
Net balance of financial income and costs	-24,8	-32,2
Loss on financial assets	-25,5
Net balance of the provisions related to the subsidiaries and marketable securities	-95,2	-9,4
Amortization of the fees related to the offer on Coflexip	-9,2	-9,4
Amortization of the issuing costs related to the Bond loan	-2,4	-2,2
Amortization of the redemption premium	-16,1	-16,9
Provision for foreign exchange risk	-4,7	-4,1
Provision for other risks	-4,4
Others	0,5	-0,2
Financial income	13,1	84,4

The variation in income between 2002 and 2003 is primarily due to the impairment of the SCI CB3 shares (following the sale of the CB3 building) for 86.1 million Euro and a cancellation of a receivable in a current account as well as a call under a guarantee with respect to a Joint Venture of which Technip is a partner for an amount of 25.5 million Euros.

Dividends from investments include, firstly, the revenues from subsidiaries and investments presented in Note 7 (table of subsidiaries and investments) and secondly the income of SCI CB3 and the companies devoted to the performance of a contract not referred to in the table of subsidiaries and investments.

6.7 — Net extraordinary items

The main items are related to the gain on the sale of 26% of Eurocash shares (0.8 million Euros) and the loss on the repurchase of the Technip Engenharia shares in relation to the sale of Krebs Engenharia (-0.9 million of euros).

6.8 — Income tax

Technip is the leading company of a consolidated tax group. Due to the capital gain on the sale of the CB3 building and despite the non-taxation of dividends (parent company and subsidiaries regime), Technip’s tax income was positive. This tax profit was set off against the tax income or loss of the other companies within the consolidated tax group. The tax income of the consolidated tax group is also positive and leads to the payment by Technip of additional income tax.

The final impact on the income statement is as follows:
Technip (sub-group) : 31.7 million Euros
Technip (leading company): -31 million Euros

6.9 — Distributable retained earnings

The distributable retained earnings of the parent company amount to approximately €300 million as of December 31, 2003,, after estimating the amount of “précompte” (special equalization tax on dividends) payable in the event of payment of dividends.

7 — Subsidiaries and investments

8 — Selected financial data for the last five years

NATURE OF INFORMATION	12.31.1999		12.31.2000	12.31.2001	12.31.2002	12.31.2003
I — YEAR-END COMMON STOCK AND DEBENTURES
A) — Called up common stock	48,1		48,9	81,5	71,4	72,4
Uncalled common stock	—
B) — Outstanding shares (a)	15 758 537		16 029 305	26 713 448	23 408 004	23 738 331
C) — Outstanding subshares	—		—	—	—	—
D) — Convertible bonds	—		—	—	4,501,994	4,208,853
II — OVERALL OPERATING INCOME
A) — Sales exclusive of taxes	—		11,4	18,7	22,7	42
B) — Income before tax, depreciation and amortization	75,3		109,5	102,6	125,9	144,0
C) — Income tax	6,8		(4,6)	0,5	(22,4)	5,8
D) — Net income	162,6		64,0	95,7	105,8	8,3
E) — Dividends paid	45,9		50,9	79,7	77,1	79,4	(c)
III — OPERATING INCOME PER SHARE (in EUROS)
A) — Net income before depreciation and amortization	4,3		7,2	3,8	6,3	5,8
B) — Net income	10,3		4,0	3,6	4,5	0,3
C) — Dividend paid per share	3,0		3,3	3,3	3,3	3,3
IV — STAFF (b)
A) Number of employees	3	(b)	9	9	9	9
B) Wages						4,1

(a)	This does not include the exercise of options arising from the current stock option plans. The 140 953 treasury shares held at 31 December 2003 are classified as assets.

(b)	After the transfer of employees from Technip to Technip France (transfer of the net assets corresponding to the contribution of the complete Technip engineering business to Technip France).

(c)	After taking account of the 331 780 shares resulting from the Capital increase reserved for the employees

9. STATUTORY AUDITORS’ REPORT

To the Shareholders,

In our capacity as statutory auditors appointed by your shareholders’ meetings, we hereby report to you on the following, with respect to the financial year ended December 31, 2003:

the audit of the accompanying annual financial statements of Technip, the justification of our assessments,
specific verifications and information provided for by the law.

These financial statements have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

I. Opinion on the financial statements

We conducted our audit in accordance with professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in these financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We certify that the annual financial statements, prepared in accordance with generally accepted accounting standards in France, give a true and fair view of the results of the operations during the financial year ended, as well as of the company’s financial position and assets and liabilities at the end of this financial year.

II. Justification of our assessments

In accordance with the provisions of Article L.225-235, paragraph 1 of the French Commercial Code relating to the justification of our assessments, which came into effect for the first time this year, we bring to your attention the following matters:

As indicated in the note “Accounting policies for provisions regarding subsidiaries” to the financial statements, the stake held in subsidiaries was evaluated taking into account not only the share of equity it represents but also the prospects for future profitability.

Within the scope of our assessment of the significant estimates used to draw up the financial statements, we reviewed the assumptions used for forecasting future financial flows on which these estimates were based, and the corresponding figures for the most significant subsidiaries. It should be stressed that, as forecasts are uncertain due to their very nature, actual data may sometimes differ significantly. We have assessed the reasonable nature of these estimates.

Our assessments on these matters were made in the context of the performance of our audit of the statutory financial statements taken as a whole and therefore contributed to the development of the unqualified audit opinion expressed in the first part of this report.

III. Specific procedures and information

We have also performed the specific procedures required by law, in accordance with the professional standards applied in France.

We have nothing to report with respect to the fairness of the information given in the management report of the Board of Directors and in the documents addressed to the shareholders on the financial position and the financial statements or its consistency with these financial statements.

As required by law, we have verified that information on the identity of shareholders is disclosed in the management report.

Neuilly-sur-Seine and Saint-Gratien, April 2, 2004

The Statutory Auditors

BARBIER FRINAULT & AUTRES Gilles Puissochet	Claude Charron

10. STATUTORY AUDITORS’ SPECIAL REPORT ON REGULATED AGREEMENTS WITH CERTAIN RELATED PARTIES: FISCAL YEAR ENDED DECEMBER 31, 2003

To the Shareholders,

In our capacity as Statutory Auditors of your company, we have a duty to present you with a report on the regulated related-party agreements of which we have been informed. We are not required to search for the existence of such agreements.

We hereby inform you that we have not been advised of the entry into any agreement covered by Article L. 225-38 of the French Commercial Code.

Neuilly-sur-Seine and Saint-Gratien, April 2, 2004

The Statutory Auditors

BARBIER FRINAULT & AUTRES Gilles Puissochet	Claude Charron